TABLE OF CONTENTS

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No.)

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Eli Lilly and Company

(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement if Other Than the Registrant)

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Answers That Matter.

Eli Lilly and Company   Proxy Statement 2003

Eli Lilly and Company

Proxy Statement
2003 Annual Meeting of Shareholders



Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285

March 10, 2003

Dear Shareholder:

You are cordially invited to attend our annual meeting of shareholders on Monday, April 28, 2003. The meeting will be held at the Hilbert Circle Theatre, 45 Monument Circle, Indianapolis, Indiana, at 11:00 a.m. (EST). If you are unable to attend the annual meeting in Indianapolis, please join us via live webcast on the company's web site at www.Lilly.com.

The notice of meeting and the proxy statement accompanying this letter describe the business we will consider at the meeting. Your vote is very important. I urge you to vote by mail, by telephone, or on the Internet in order to be certain your shares are represented at the meeting even if you plan to attend.

Please note our procedures for admission to the meeting described on page 4 of the proxy statement.

I look forward to seeing you at the meeting.

Sidney Taurel
Chairman of the Board, President, and
Chief Executive Officer

Eli Lilly and Company

Notice of Annual Meeting of Shareholders

April 28, 2003

The annual meeting of shareholders of Eli Lilly and Company will be held at the Hilbert Circle Theatre, 45 Monument Circle, Indianapolis, Indiana, on Monday, April 28, 2003, at 11:00 a.m. (EST), for the following purposes:

- to elect four directors of the company to serve three-year terms

- to ratify the appointment by the audit committee of Ernst & Young LLP as principal independent auditors for the year 2003

- to approve the company's Directors' Deferral Plan

- to consider and vote on a shareholder proposal requesting that the company's board of directors establish a policy of expensing all future stock options issued by the company

- to consider and vote on a shareholder proposal requesting that the company's board of directors adopt a compensation policy that all future stock options granted to senior executives will have an exercise price indexed to the performance of an industry peer group.

Shareholders of record at the close of business on February 18, 2003, will be entitled to vote at the meeting and any adjournment of the meeting.

Attendance at the meeting will be limited to shareholders, those holding proxies from shareholders, and invited guests from the media and financial community. A page at the back of this proxy statement contains an admission ticket. If you plan to attend the meeting, please clip it and bring it with you.

This proxy statement, the proxy, and the company's annual report to shareholders are being mailed on or about March 10, 2003.

By order of the board of directors,

Alecia A. DeCoudreaux
Secretary

March 10, 2003
Indianapolis, Indiana

General Information

Why did I receive this proxy statement?

The board of directors of Eli Lilly and Company ("Lilly" or "the company" or "we" or "us") is soliciting proxies to be voted at the annual meeting of shareholders ("annual meeting") to be held on Monday, April 28, 2003, and at any adjournment of the annual meeting. When the company asks for your proxy, we must provide you with a proxy statement that contains certain information specified by law.

What will the shareholders vote on at the annual meeting?

Five items:

- election of directors
- ratification of the appointment of principal independent auditors
- approval of the company's Directors' Deferral Plan
- a shareholder proposal requesting that we establish a policy of expensing all future stock options issued by the company
- a shareholder proposal requesting that we adopt a compensation policy that all future stock options granted to senior executives will have an exercise price indexed to the performance of an industry peer group.

Will there be any other items of business on the agenda?

We do not expect any other items of business because the deadline for shareholder proposals and nominations has already passed. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the meeting. Those persons intend to vote that proxy in accordance with their best judgment.

Who is entitled to vote?

Shareholders as of the close of business on February 18, 2003 (the "record date"), may vote at the annual meeting. You have one vote for each share of common stock you held on the record date, including shares:

- held directly in your name as the shareholder of record
- held for you in an account with a broker, bank, or other nominee
- attributed to your account in the Lilly Employee Savings Plan (the "Savings Plan").

What constitutes a quorum?

A majority of the outstanding shares, present or represented by proxy, constitutes a quorum for the annual meeting. As of the record date, 1,122,675,834 shares of company common stock were issued and outstanding.

How many votes are required for the approval of each item?

There are differing vote requirements for the various proposals. The four nominees for director receiving the most votes will be elected. Abstentions and instructions to withhold authority to vote for one or more of the nominees will result in those nominees receiving fewer votes but will not count as votes against a nominee.

The appointment of principal independent auditors and the Directors' Deferral Plan will be approved if the votes cast for the proposal exceed those cast against the proposal. Abstentions will not be counted either for or against the proposal.

The shareholder proposals will be approved if the votes cast for the proposal exceed those cast against the proposal. Abstentions and broker nonvotes will not be counted either for or against the proposal.

Broker nonvotes. If your shares are held by a broker, the broker will ask you how you want your shares to be voted. If you give the broker instructions, your shares will be voted as you direct. If you do not give instructions, one of two things can happen, depending on the type of proposal. For the election of directors, ratification of auditors, and approval of the Directors' Deferral Plan, the broker may vote your shares in its discretion. For the shareholder proposals, the broker may not vote your shares at all. When that happens, it is called a "broker nonvote."

How do I vote by proxy?

If you are a shareholder of record, you may vote your proxy by any one of the following methods.

By mail. Sign and date each proxy card you receive and return it in the prepaid envelope. Sign your name exactly as it appears on the proxy. If you are signing in a representative capacity (for example, as an attorney-in-fact, executor, administrator, guardian, trustee, or the officer or agent of a corporation or partnership), please indicate your name and your title or capacity. If the stock is held in custody for a minor (for example, under the Uniform Transfers to Minors Act), the custodian should sign, not the minor. If the stock is held in joint ownership, one owner may sign on behalf of all owners. If you return your signed proxy but do not indicate your voting preferences, we will vote on your behalf FOR the election of the four nominees for director listed below, FOR the ratification of the appointment of the independent auditors, FOR the Directors' Deferral Plan, and AGAINST the shareholder proposals.

Note that if you previously elected to receive these materials electronically, you did not receive a proxy card. If you wish to vote by mail, rather than by telephone or on the Internet as discussed below, you may request paper copies of these materials, including a proxy card, by calling (317) 433-5112 or by sending an e-mail message to Annual_Meeting@Lilly.com. Please make sure you give us the control number from the e-mail message that you received notifying you of the electronic availability of these materials.

By telephone. Shareholders in the United States, Puerto Rico, and Canada may vote by telephone by following the instructions on the enclosed proxy card or, if you received these materials electronically, by following the instructions in the e-mail message that notified you of their availability. Telephone voting is controlled by an individual number printed on your proxy card or included in your e-mail message to ensure that only you can vote your shares. Voting by telephone has the same effect as voting by mail. If you vote by telephone, do not return your proxy card. If you want to vote by telephone, you must do so before 11:59 p.m. (EDT), April 27, 2003.

By Internet. You may vote online at www.proxyvote.com. Follow the instructions on the enclosed proxy card or, if you received these materials electronically, the instructions in the e-mail message that notified you of their availability. Like telephone voting, Internet voting is controlled by an individual number printed on your proxy card or included in your e-mail notice to ensure that only you can vote your shares. Voting on the Internet has the same effect as voting by mail. If you vote on the Internet, do not return your proxy card. If you want to vote on the Internet, you must do so before 11:59 p.m. (EDT), April 27, 2003.

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You have the right to revoke your proxy at any time before the meeting by (1) notifying the company's secretary in writing or (2) delivering a later-dated proxy by telephone, on the Internet, or in writing. If you are a shareholder of record, you may also revoke your proxy by voting in person at the meeting.

How do I vote my shares that are held by my broker?

If you have shares held by a broker or other nominee, you may instruct your broker or other nominee to vote your shares by following instructions that the broker or nominee provides for you. Most brokers offer voting by mail, telephone, and on the Internet.

How do I vote in person?

If you are a shareholder of record, you may vote your shares in person at the meeting. However, we encourage you to vote by proxy card, by telephone, or on the Internet even if you plan to attend the meeting.

How do I vote my shares in the Savings Plan?

You may instruct the plan trustee on how to vote your shares in the Savings Plan by mail, by telephone, or on the Internet as described above, except that, if you vote by mail, the card that you use will be a voting instruction card rather than a proxy card.

How many shares in the Savings Plan can I vote?

You may vote all the shares allocated to your account on the record date. In addition, unless you decline, your vote will also apply to a proportionate number of other shares held in the plan for which voting directions are not received. These undirected shares include:

- shares credited to the accounts of participants who do not return their voting instructions (except for a small number of shares from a prior stock ownership plan, which can be voted only on the directions of the participants to whose accounts the shares are credited)
- shares held in the plan that are not yet credited to individual participants' accounts.

All participants are "named fiduciaries" under the terms of the Savings Plan and under the Employee Retirement Income Security Act ("ERISA") for the limited purpose of voting shares credited to their accounts and the portion of undirected shares to which their vote applies. Under ERISA, fiduciaries are required to act prudently in making voting decisions.

If you do not want to have your vote applied to the undirected shares, you should check the box marked "I decline." Otherwise, the trustee will automatically apply your voting preferences to the undirected shares proportionally with all other participants who elected to have their votes applied in this manner.

What happens if I do not vote my Savings Plan shares?

Your shares will be voted by other plan participants who have elected to have their voting preferences applied proportionally to all shares for which voting instructions are not otherwise received.

What does it mean if I receive more than one proxy card?

It means that you hold shares in more than one account. To ensure that all your shares are voted, sign and return each card. Alternatively, if you vote by telephone or on the Internet, you will need to vote once for each proxy card and voting instruction card you receive.

What should I do if I want to attend the annual meeting?

All shareholders as of the record date may attend by presenting the admission ticket that appears at the end of this proxy statement. Please clip it, fill it out, and bring it with you to the meeting. Present the ticket to the usher at the meeting. Parking will be available on a first come first serve basis at the garage indicated in the map on page 47. Parking passes will be available at the meeting.

If you have questions about admittance or parking, you may call (317) 433-5112 or send an e-mail message to Annual_Meeting@Lilly.com.

Will the annual meeting be available on the Internet?

The annual meeting will be webcast live on the company's web site. To join the live webcast, go to www.Lilly.com and click on the annual meeting link that appears under the Highlight and Features section. The webcast will be available in both the Windows Media™ Player and RealPlayer® formats. The annual meeting will be available for replay on the Lilly web site until May 15, 2003.

How do I submit a shareholder proposal for the 2004 annual meeting?

The company's 2004 annual meeting is scheduled for April 21, 2004. If a shareholder wishes to have a proposal considered for inclusion in next year's proxy statement, he or she must submit the proposal in writing so that we receive it by November 11, 2003. Proposals should be addressed to the company's secretary, Lilly Corporate Center, Indianapolis, Indiana 46285. In addition, the company's bylaws provide that any shareholder wishing to nominate a candidate for director or to propose any other business at the annual meeting must also give the company written notice by November 11, 2003. That notice must provide certain other information as described in the bylaws. Copies of the bylaws are available to shareholders free of charge upon request to the company's secretary.

Does the company offer an opportunity to receive future proxy materials electronically?

Yes. If you are a shareholder of record or a member of the Savings Plan, you may, if you wish, receive future proxy statements and annual reports online. If you elect this feature, you will receive an e-mail message notifying you when the materials are available, along with a web address for viewing the materials and a control number that you will need for voting by telephone or the Internet. If you have more than one account, you may receive separate e-mail notifications for each account.

You may sign up for electronic delivery in two ways. First, if you vote online as described above, you may sign up for electronic delivery at that time. Second, you may sign up at any time by visiting http://proxyonline.lilly.com. If you received these materials electronically, you do not need to do anything to continue receiving materials electronically in the future.

If you hold your shares in a brokerage account, you may also have the opportunity to receive proxy materials electronically. Please follow the instructions of your broker.

What are the benefits of electronic delivery?

Electronic delivery saves the company money by reducing printing and mailing costs. It will also make it convenient for you to receive your proxy materials and to vote your shares online, and, if you have shares in more than one account, it is an easy way to eliminate receiving duplicate copies of proxy materials.

What are the costs of electronic delivery?

The company charges nothing for electronic delivery. You may, of course, incur the usual expenses associated with Internet access, such as telephone charges or charges from your Internet service provider.

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May I change my mind later?

Yes. You may discontinue electronic delivery at any time. For more information, call (317) 433-5112 or send an e-mail message to Annual_Meeting@Lilly.com.

What is "householding"?

We have adopted "householding", a procedure under which shareholders of record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of our annual report and proxy statement unless one or more of these shareholders notifies us that they wish to continue receiving individual copies. This procedure reduces duplicative mailings and thus reduces our printing costs and postage fees.

Shareholders who participate in householding will continue to receive separate proxy cards. Householding will not affect dividend check mailings.

Beneficial shareholders can request information about householding from their banks, brokers, or other holders of record.

What if I want to receive a separate copy of the proxy statement?

If you participate in householding and wish to receive a separate copy of the 2002 annual report or this proxy statement, or if you wish to receive separate copies of future annual reports and/or proxy statements, please call us at (317) 433-5112 or write to: Householding Department, 51 Mercedes Way, Edgewood, NY 11717. We will deliver the requested documents to you promptly upon your request.

Board of Directors

Directors' Biographies

Class of 2003

The following four directors' terms will expire at this year's annual meeting. Each of these directors has been nominated and is standing for election to serve another term that will expire in 2006. See page 27 of this proxy statement for more information.



Martin S. Feldstein, Ph.D.
President and Chief Executive Officer,
National Bureau of Economic Research, and
George F. Baker Professor of Economics,
Harvard University

Director since 2002
Age 63

Dr. Feldstein is president and chief executive officer of the National Bureau of Economic Research and the George F. Baker Professor of Economics at Harvard University. He became an assistant professor at Harvard University in 1967 and an associate professor in 1968. From 1982 through 1984, he served as chairman of the Council of Economic Advisers and President Ronald Reagan's chief economic advisor. He is president-elect of American Economic Association, a member of the American Philosophical Society, a corresponding fellow of the British Academy, a fellow of the Econometric Society, and a fellow of the National Association for Business Economics. Dr. Feldstein is a member of the executive committee of the Trilateral Commission, a director of the Council on Foreign Relations, and a member of the American Academy of Arts and Sciences. He is a director of American International Group, Inc., and HCA Inc. Dr. Feldstein has been serving under interim election by the board since January 2002.



Charles E. Golden
Executive Vice President and Chief Financial Officer

Director since 1996
Age 56

Mr. Golden joined the company as executive vice president and chief financial officer in 1996. Prior to joining the company, he served as a corporate vice president of General Motors Corporation (GM), and chairman and managing director of Vauxhall Motors Limited, a subsidiary of GM in the United Kingdom, from 1993 to 1996. Mr. Golden joined GM in 1970 and held a number of executive positions in that company's domestic and international operations. He is a member of the National Advisory Board of J. P. Morgan Chase & Co.; the board of directors of Hillenbrand Industries, Inc., Clarian Health Partners, the Crossroads of America Council, Boy Scouts of America, and the Indiana Chamber of Commerce; and is also a member of The Council of Financial Executives of the Conference Board and the Finance Committee of the Indianapolis Museum of Art.



Ellen R. Marram
Managing Director, North Castle Partners, LLC

Director since 2002
Age 56

Ms. Marram is a managing director at North Castle Partners, LLC. Prior to joining North Castle, she served as the chief executive officer of a start-up B2B exchange for the food and beverage industry. From 1993 through 1998, Ms. Marram was president and chief executive officer of Tropicana and the Tropicana Beverage Group. From 1988 to 1993, Ms. Marram was president and chief executive officer of the Nabisco Biscuit Company, an operating unit of Nabisco, Inc. From 1987-1988, Ms. Marram was president of Nabisco's Grocery Division. From 1970-1986, she held a series of marketing positions at Nabisco/ Standard Brands, Johnson & Johnson, and Lever Brothers. Ms. Marram is a member of the board of directors of Ford Motor Company and The New York Times Company as well as several private companies. She is a trustee of the Conference Board and also serves on the boards of The New York & Presbyterian Hospital, Lincoln Center Theater, Families and Work Institute, and Citymeals-on-Wheels. Ms. Marram has been serving under interim election by the board since June 2002.



Sidney Taurel
Chairman of the Board, President, and
Chief Executive Officer

Director since 1991
Age 54

Mr. Taurel has been the company's president since February 1996, chief executive officer since July 1998, and chairman of the board since January 1999. He joined the company in 1971 and has held management positions in the company's international operations based in São Paulo, Vienna, Paris, and London. Mr. Taurel served as president of Eli Lilly International Corporation from 1986 until 1991, as executive vice president of the Pharmaceutical Division from 1991 until 1993, and as executive vice president of the company from 1993 until 1996. He is a director of IBM Corporation and The McGraw-Hill Companies, Inc.; a member of the Board of Overseers of the Columbia Business School; a trustee of the Indianapolis Museum of Art; and a member of The Business Council and The Business Roundtable.

Class of 2004

The following four directors will continue in office until 2004:



Steven C. Beering, M.D.
President Emeritus, Purdue University

Director since 1983
Age 70

Dr. Beering served as president of Purdue University from 1983 until his retirement in 2000 when he became president emeritus of the University and chairman of the Purdue Research Foundation. He served as dean of the Indiana University School of Medicine and director of the Indiana University Medical Center from 1974 until 1983. Dr. Beering is a fellow of the American College of Physicians and the Royal Society of Medicine and a member of the National Academy of Sciences Institute of Medicine. He is a director of American United Life Insurance Company and NiSource, Inc. Dr. Beering is the past national chairman of the Association of American Universities and a trustee of the University of Pittsburgh.



Sir Winfried F. W. Bischoff
Chairman, Citigroup Europe

Director since 2000
Age 61

Sir Winfried Bischoff has served as chairman, Citigroup Europe, since April 2000. From 1995 to 2000, he was chairman of Schroders, plc. He joined the Schroder Group in 1966 where he held a number of positions, including chairman of J. Henry Schroder Co. and group chief executive of Schroders, plc. He is a nonexecutive director and deputy chairman of Cable and Wireless plc; and a nonexecutive director of The McGraw-Hill Companies, Inc.; Land Securities plc; IFIL—Finanziaria di Partecipazioni SPA, Italy, and Siemens Holdings plc.



Franklyn G. Prendergast, M.D., Ph.D.
Edmond and Marion Guggenheim Professor of Biochemistry and
Molecular Biology and Professor of Molecular Pharmacology and
Experimental Therapeutics, Mayo Medical School, and Director, Mayo
Clinic Cancer Center

Director since 1995
Age 57

Dr. Prendergast is the Edmond and Marion Guggenheim Professor of Biochemistry and Molecular Biology and Professor of Molecular Pharmacology and Experimental Therapeutics at Mayo Medical School and the director of the Mayo Clinic Cancer Center. Dr. Prendergast has held several other teaching positions at the Mayo Medical School since 1975. Dr. Prendergast serves on the board of trustees of the Mayo Foundation and its executive committee.



Kathi P. Seifert
Executive Vice President, Kimberly-Clark Corporation

Director since 1995
Age 53

Ms. Seifert is executive vice president for Kimberly-Clark Corporation. She joined Kimberly-Clark in 1978 and has served in several capacities in connection with both the domestic and international consumer products businesses. Prior to joining Kimberly-Clark, Ms. Seifert held management positions at Procter & Gamble, Beatrice Foods, and Fort Howard Paper Company. Ms. Seifert is a director of Theda Care Health Group, the U.S. Fund for UNICEF and the Fox Cities Performing Arts Center.

Class of 2005
The following four directors will continue in office until 2005:



George M. C. Fisher
Retired Chairman of the Board and Chief Executive Officer, Eastman
Kodak Company

Director since 2000
Age 62

Mr. Fisher served as chairman of the board of Eastman Kodak Company from 1993 to December 2000. He also served as chief executive officer from 1993 until 1999 and as president from 1993 until 1996. Prior to joining Kodak, he was an executive officer of Motorola, Inc., serving as chairman and chief executive officer from 1990 to October 1993, and chief executive officer from 1988 to 1990. He is a director of Delta Air Lines, Inc., and General Motors Corporation. He is chairman of the National Academy of Engineering and a member of The Business Council.



Alfred G. Gilman, M.D., Ph.D.
Regental Professor and Chairman, Department of Pharmacology, The University of Texas Southwestern Medical Center

Director since 1995
Age 61

Dr. Gilman has served as professor and chairman of the Department of Pharmacology at The University of Texas Southwestern Medical Center since 1981. He has held the Raymond and Ellen Willie Distinguished Chair in Molecular Neuropharmacology at the University since 1987 and was named a regental professor in 1995. Dr. Gilman was on the faculty of the University of Virginia School of Medicine from 1971 until 1981, where he was named a professor of pharmacology in 1977. He is a director of Regeneron Pharmaceuticals, Inc. Dr. Gilman was a recipient of the Nobel Prize in Physiology or Medicine in 1994.



Karen N. Horn, Ph.D.
President, Private Client Services, and Managing Director, Marsh, Inc.

Director since 1987
Age 59

Ms. Horn is president, Private Client Services, and managing director of Marsh, Inc., a subsidiary of MMC. Prior to joining Marsh in 1999, she was senior managing director and head of international private banking at Bankers Trust Company; chairman and chief executive officer, Bank One, Cleveland, N.A.; president of the Federal Reserve Bank of Cleveland; treasurer of Bell of Pennsylvania; and vice president of First National Bank of Boston. Ms. Horn serves as director of The U.S. Russia Investment Fund, a presidential appointment.



August M. Watanabe, M.D.
Executive Vice President, Science and Technology

Director since 1994
Age 61

Dr. Watanabe has served as executive vice president, science and technology, since 1996. Prior to joining the company, he was on the faculty of the Indiana University School of Medicine from 1972 to 1990, serving as professor and chairman of the Department of Medicine between 1983 and 1990. He joined the company in 1990 as vice president of Lilly Research Laboratories and was named group vice president of Lilly Research Laboratories in 1992. He was appointed a vice president of the company in 1994. He is a fellow of the American College of Physicians and the American College of Cardiology. Dr. Watanabe is a director of Guidant Corporation; the Indiana University Foundation; the Regenstrief Foundation, Inc.; the Indiana State Symphony Society; the Park-Tudor Foundation; and Christel House; and a member of the board of governors of the Riley Memorial Association.

Highlights of the Company's Corporate Governance Guidelines

The board of directors has established guidelines that it follows in matters of corporate governance. The following summary provides highlights of those guidelines. A complete copy of the guidelines is available upon request to the company's secretary.

I.   Role of the Board

The directors are elected by the shareholders to oversee the actions and results of the company's management. Their responsibilities include:

- providing general oversight of the business
- approving corporate strategy and major management initiatives
- providing oversight of legal and ethical conduct
- nominating, compensating, and evaluating directors
- evaluating board processes and performance
- selecting, compensating, and, when necessary, replacing the chief executive officer and compensating other senior executives.

II.   Independence of Directors

Mix of Independent Directors and Officer-Directors

There should always be a substantial majority of independent, nonemployee directors. The chief executive officer should be a board member. Other officers may from time to time be board members, but no officer other than the chief executive officer should expect to be elected to the board by virtue of his or her office.

Criteria to Qualify as Independent Director

A director is considered independent if he or she

- is not an employee or former employee of the company
- is not a relative of an executive officer
- has no material connection with the company (either individually or as an executive officer, partner, or controlling shareholder of an entity) as a substantial customer or supplier of goods or services
- does not obtain compensation from the company, directly or indirectly, other than directors' compensation and dividends.

Additionally, members of the audit, compensation, and directors and corporate governance committees must meet all applicable independence tests of the New York Stock Exchange, Securities and Exchange Commission, and Internal Revenue Service.

Conflicts of Interest

Occasionally a director's business or personal relationships may give rise to an interest that conflicts, or appears to conflict, with the interests of the company. Directors must disclose to the company all relationships that create a conflict or an appearance of a conflict. The board, after consultation with counsel, takes appropriate steps to ensure that all directors voting on an issue are disinterested. In appropriate cases, the affected director will be excused from discussions on the issue.

To avoid any appearance of a conflict, board decisions on certain matters of corporate governance are made solely by the independent directors. These include executive compensation and the selection, evaluation, and removal of the chief executive officer.

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III. Composition of the Board

Criteria for Selection
The board seeks directors with a diverse mix of backgrounds, experiences, geography, gender, and ethnicity, including individuals with these backgrounds:
- active or retired chief executive officers and senior executives, particularly those with experience in operations, finance/banking, and marketing/sales
- international business
- medicine and science
- information technology
- government and public policy.

Director Tenure
Subject to the company's charter documents, the governance guidelines establish the following expectations for director tenure:
- Nonemployee directors will resign from the board effective at the annual meeting of shareholders following their seventy-second birthday.
- Employee directors will resign from the board when they retire or otherwise cease to be active employees of the company.
- A nonemployee director who retires or changes principal job responsibilities will offer to resign from the board. The directors and corporate governance committee will assess the situation and recommend to the board whether to accept the resignation.

IV. Director Compensation and Equity Ownership

The directors and corporate governance committee annually reviews board compensation. Any recommendations for changes are made to the full board by the committee.

Directors should hold meaningful equity ownership positions in the company; accordingly, a significant portion of overall director compensation is in the form of company equity.

V. Key Responsibilities of the Board

Selection of Chairman and Chief Executive Officer; Succession Planning
The board customarily combines the roles of chairman and chief executive officer, believing this generally provides the most efficient and effective leadership model. The board recognizes that, in certain occasional circumstances, such as leadership transition, it may be desirable to assign these roles to two different persons for a relatively short period of time.

The chair of the compensation committee recommends to the board an appropriate process by which a new chairman and chief executive officer will be selected, depending on the circumstances at the time.

The nonemployee directors are responsible for overseeing succession planning. The chief executive officer develops and maintains a process for advising the board on succession planning for the chief executive officer and other key leadership positions. He or she reviews this plan annually with the nonemployee directors.

Evaluation of Chief Executive Officer
The chair of the compensation committee leads the nonemployee directors annually in assessing the performance of the chief executive officer. The results of this review are discussed with the chief executive officer and considered by the compensation committee in establishing his or her compensation for the next year.

Corporate Strategy

Once each year, the board, together with senior management, devotes an extended meeting to discussing and providing direction for the corporate strategic plan. Throughout the year, significant corporate strategy decisions are brought to the board for approval.

VI. Functioning of the Board

Executive Session of Directors

The nonemployee directors meet alone in executive session after every regularly scheduled board meeting. In addition, at least twice a year, the nonemployee directors meet in executive session with the chief executive officer.

Presiding Director

The chair of the compensation committee leads the process for selecting and evaluating the chief executive officer. The chair of the compensation committee also presides at other executive sessions of independent directors unless the directors decide that, due to the subject matter of the session, another director should preside.

Orientation and Continuing Education

A comprehensive orientation process is in place for new directors. In addition, directors receive ongoing continuing education through educational sessions at meetings and periodic mailings between meetings.

Director Access to Management and Independent Advisors

Independent directors have direct access to members of management whenever they wish. In addition, the independent directors and the committees are free to retain their own independent advisors, at company expense, whenever they wish.

Assessment of Board Processes and Performance

The directors and corporate governance committee annually assesses the performance of the board, its committees, and board processes. The committee also considers the contributions of individual directors at least every three years when considering whether to recommend nominating the director to a new three-year term.

VII. Board Committees

Number, Structure, and Independence

The duties and membership of the six board-appointed committees are described below. Only independent directors may serve on the audit, compensation, and directors and corporate governance committees. All other committees must have a majority of independent directors, and only independent directors may chair any committee.

Committee membership and selection of committee chairs are recommended to the board by the directors and corporate governance committee after consulting the chairman of the board and after considering the desires of the board members.

Functioning of Committees

Each committee's charter is reviewed annually by the directors and corporate governance committee. The board may form new committees or disband a current committee (except the audit, compensation, and directors and corporate governance committees) as appropriate. The chair of the committee determines the frequency, length, and agenda of committee meetings.

Committees of the Board of Directors

Audit Committee

The duties of the audit committee are described in the audit committee report found on pages 14-15 of this proxy statement and the committee charter attached as Appendix A. All current members of the audit committee are independent as defined in the rules of the New York Stock Exchange.

Compensation Committee

- establishes executive officers' compensation
- administers Deferred Compensation Plan, management stock plans, and the EVA®* Bonus Plan

The compensation committee report is shown on pages 17-19 of this proxy statement.

Finance Committee

- reviews and makes recommendations regarding capital structure and strategies, including dividends, share repurchases, capital expenditures, complex business transactions, and borrowings
- oversees financial risk management policies

Public Policy Committee

- reviews policies and practices and monitors compliance in areas of legal and social responsibility
- reviews emerging political, social, and public policy issues that may affect the company

Science and Technology Committee

- reviews and makes recommendations regarding the company's strategic research goals and objectives
- reviews new developments, technologies, and trends in pharmaceutical research and development

Directors and Corporate Governance Committee

- recommends candidates for membership on the board
- recommends membership of board committees
- considers candidates for the board recommended by shareholders
- oversees matters of corporate governance, including board performance
- reviews and recommends compensation of nonemployee directors

This committee will consider a candidate for director proposed by a shareholder. A candidate must be highly qualified and be both willing and expressly interested in serving on the board. (See page 11 for selection criteria.) A shareholder wishing to propose a candidate for the committee's consideration should forward the candidate's name and information about the candidate's qualifications to the company's secretary.

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* EVA® is a registered trademark of Stern Stewart & Co.

Membership and Meetings of the Board and Its Committees

In 2002, each director attended more than 75 percent of the total number of meetings of the board and the committees on which he or she serves. Current committee membership and the number of meetings of the full board and each committee are shown in the table below.

	Board	Audit	Compensation	Directors and Corporate Governance	Finance	Public Policy	Science and Technology
Dr. Beering	Member		Chair	Member			Member
Sir Winfried Bischoff	Member	Chair			Member		
Dr. Feldstein	Member	Member				Member	
Mr. Fisher	Member		Member	Chair			Member
Dr. Gilman	Member					Member	Member
Mr. Golden	Member				Member		
Ms. Horn	Member		Member	Member	Chair		
Ms. Marram	Member		Member	Member			
Dr. Prendergast	Member	Member				Member	Chair
Ms. Seifert	Member	Member			Member	Chair	
Mr. Taurel	Chair						
Dr. Watanabe	Member						Member
Number of 2002 Meetings	9	7	4	2	2	2	3

Audit Committee Report

The audit committee reviews the company's financial reporting process on behalf of the board. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls and disclosure controls. In this context, the committee has met and held discussions with management and the independent auditors. Management represented to the committee that the company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the committee has reviewed and discussed the audited financial statements and related disclosures with management and the independent auditors, including a review of the significant management judgments underlying the financial statements and disclosures.

The independent auditors report to the committee and to the board. The committee has sole authority to appoint (subject to shareholder ratification) and to terminate the engagement of the independent auditors. The committee discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards No. 61 (Communication With Audit Committees), including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

In addition, the committee has received the written disclosures and the letter from the independent auditors required by the Independence Standards Board Standard No. 1 (Independence Discussions With Audit Committees) and has discussed with the independent auditors the auditors' independence from the company and its management. In concluding that the auditors are independent, the committee determined, among other things, that the nonaudit services provided by Ernst & Young (as described below) were compatible with their independence. Consistent with the requirements of the Sarbanes-Oxley Act of 2002, the committee has adopted additional policies to ensure the independence of the independent auditors, such as prior committee approval of nonaudit services and required audit partner rotation.

The committee discussed with the company's internal and independent auditors the overall scope and plans for their respective audits. The committee periodically meets with the internal and independent

auditors, with and without management present, to discuss the results of their examinations, their evaluations of the company's internal controls, and the overall quality of the company's financial reporting. The committee also periodically meets in executive session.

In reliance on the reviews and discussions referred to above, the committee recommended to the board (and the board subsequently approved the recommendation) that the audited financial statements be included in the company's annual report on Form 10-K for the year ended December 31, 2002, for filing with the Securities and Exchange Commission. The committee has also appointed the company's independent auditors, subject to shareholder ratification.

Audit Committee

Sir Winfried F. W. Bischoff, Chair
Martin S. Feldstein, Ph.D.
Franklyn G. Prendergast, M.D., Ph.D.
Kathi P. Seifert

Ernst & Young Fees

For services rendered on a worldwide basis in 2002 by Ernst & Young LLP, our principal independent auditors, we incurred the following fees:

Audit Fees	
• Fees related to providing audit opinions with respect to the consolidated and subsidiary financial statements	**$3.2 million**
Financial System Design and Implementation Fees	**-0-**
All Other Fees	
• Audit-Related Fees: information system control assessments and accounting consultations	$0.8 million
• Tax Compliance: primarily tax assistance provided to company employees living outside their country of permanent residence	$3.5 million
• Tax and Other Consulting: primarily assistance with tax planning	$2.7 million
Total All Other Fees	**$7.0 million**

Directors' Compensation

Directors who are employees receive no additional compensation for serving on the board or its committees.

We provide the following annual compensation to directors who are not employees:

Cash compensation
- retainer of $3,750 per month
- $1,600 for each board meeting attended
- $1,600 for each committee or other meeting attended if not held on the same day as a board meeting
- $2,000 to the committee chairpersons for each committee meeting attended, as compensation for the chairperson's preparation time
- reimbursement for customary and usual travel expenses

Stock Compensation
- 700 shares of Lilly stock in a deferred stock account in the Lilly Directors' Deferral Plan (as described below), payable after service on the board has ended.
- Stock options under the 2002 Lilly Stock Plan for 2,800 shares of Lilly stock. The option price is the fair market value at the time of grant. The options are exercisable after 3 years and expire after 10 years.

Lilly Directors' Deferral Plan
This plan (attached as Appendix B) allows directors to defer receipt of all or part of their retainer and meeting fees until after their service on the board has ended. The director can choose to invest the funds in either of two accounts:

- **Deferred Compensation Account.** Funds in this account earn interest at 2 percent above the prime interest rate annually. The interest rate is adjusted each December. The aggregate amount of interest that accrued in 2002 for the participating directors was $181,156.54.

- **Deferred Stock Account.** This account allows the director, in effect, to invest his or her deferred cash compensation in Lilly stock. In addition, the annual award of 700 shares to each director noted above is credited to this account. Funds in this account are credited as hypothetical shares of Lilly stock based on the market price of the stock at the time the compensation would otherwise have been earned. Hypothetical dividends are "reinvested" in additional shares based on the market price of the stock on the date dividends are paid. All shares in the deferred stock accounts are hypothetical and are not issued or transferred until the director ends his or her service on the board or dies.

Both accounts may be paid in a lump sum or in annual installments for up to 10 years. The deferred compensation account may also be paid in monthly installments for up to 10 years. Amounts in the deferred stock account are paid in the form of shares of Lilly stock.

See Item 3, Proposal to Approve the Lilly Directors' Deferral Plan, for more information regarding this plan.

Executive Compensation

This section contains information on various aspects of the compensation of the company's executives. In particular, it contains information regarding the cash and equity compensation of Mr. Taurel and the four most highly compensated executive officers other than Mr. Taurel who were serving as executive officers as of December 31, 2002 (the "named executive officers").

Compensation Committee Report

The following is a report of the compensation committee of the board regarding executive compensation. The committee's membership and duties are described on pages 13-14.

Executive Compensation Policy

Philosophy. The compensation committee bases its executive compensation policy on the same principles that guide the company in establishing all its compensation programs. We design programs to attract, retain, and motivate highly talented individuals at all levels of the organization while balancing the interests of shareholders. In particular:

- We base compensation on the level of job responsibility, individual performance, and company performance. As employees progress to higher levels in the organization, an increasing proportion of their pay is linked to company performance.

- We reflect in our compensation the value of the job in the marketplace. To attract and retain a highly skilled work force, we must remain competitive with the pay of other premier employers who compete with us for talent.

- To assure our employees' interests are aligned with those of our shareholders, we provide employees worldwide at all levels of the organization with the opportunity for equity ownership.

- We develop and administer our compensation programs to foster the long-term focus required for success in our industry.

The program consists of both annual and long-term components, which are considered together in assessing whether the program is attaining its objectives.

Methodology. We consider various measures of company performance, including sales, earnings, total market value, total shareholder return, and Economic Value Added ("EVA"). These data assist us in exercising judgment in establishing total compensation ranges. We do not assign these performance measures relative weights. Instead, we make a subjective determination after considering all such measures collectively.

We also compare, or benchmark, our programs with other global pharmaceutical companies of comparable size and stature to the company. For this benchmarking, we use the peer group identified on page 24. We compare the executive compensation programs as a whole, and we also compare the pay of individual executives if we believe the jobs are sufficiently similar to make the comparison meaningful.

We use the peer group data primarily to ensure that the executive compensation program as a whole is within the broad middle range of comparative pay of the peer group companies when the company achieves the targeted performance levels. We do not target a specific position in the range of comparative data for each individual or for each component of compensation. We establish individual amounts in view of the comparative data and such other factors as level of responsibility, prior experience, and our subjective judgment as to individual contribution. We do not apply formulas or assign these factors specific mathematical weights; instead, we exercise judgment and discretion.

The company also retains independent compensation and benefits consultants to assist us in evaluating executive compensation programs. The use of independent consultants provides additional assurance that our programs are reasonable and consistent with the company's objectives.

Components of Executive Compensation

Annual Compensation. Annual cash compensation for 2002 consisted of base salary and a cash bonus under the EVA Bonus Plan ("EVA Plan").

- We determine **base salaries** based on company and individual performance for the previous year, internal relativity, and market conditions, including pay at the peer group companies. As noted above, we use the peer group and other market data to test for reasonableness and competitiveness of base salaries, but we also exercise subjective judgment in view of our compensation objectives. As part of the company's efforts to control expenses during the period following the loss of Prozac® patent protection in the U.S., the company did not provide merit increases in the base salaries of members of management worldwide in 2002.

- **Cash bonuses** for management are paid under the EVA Plan, a formula-based plan based on the concept of Economic Value Added. In basic terms, EVA is after-tax operating profit less the annual total cost of capital. Under the EVA Plan, the size of bonuses varies directly with the amount by which after-tax operating profit exceeds the cost of capital. Thus, the EVA Plan rewards leaders who increase shareholder value by most effectively deploying the capital contributed by the shareholders. If the company fails to achieve the target EVA, a bonus may not be earned. We determine the participants and set the target bonus levels before the beginning of the year. As to the executive officers, our objective is to set target bonuses such that total annual cash compensation is within the broad middle range of peer group companies and a substantial proportion of that compensation is linked to company performance. There was no bonus payout in February 2003 for 2002 performance.

Long-Term Incentives. We normally employ two forms of long-term equity incentives granted under the 2002 Lilly Stock Plan: stock options and performance awards. These incentives foster the long-term perspective necessary for continued success in our business. They also ensure that our leaders are properly focused on shareholder value. Stock options and performance awards have traditionally been granted broadly and deeply within the organization, with approximately 5,300 management and professional employees now participating.

- **Stock options** align employee incentives with shareholders because options have value only if the stock price increases over time. Our 10-year options, granted at the market price on the date of grant, ensure that employees are oriented to growth over the long term. In addition, options help retain key employees because they typically cannot be exercised for three years and, if not exercised, are forfeited if the employee leaves the company before retirement. The three-year vesting also helps keep employees focused on long-term performance.

- **Performance awards** provide employees shares of Lilly stock if certain company performance goals are achieved. The awards, normally granted annually, are structured as a schedule of shares of Lilly stock based on the company's achievement of specific earnings-per-share ("EPS") levels over specified time periods of one or more years. Due to the loss of Prozac patent protection, the company did not grant performance awards in 2002.

- **Share retention guidelines** help foster a focus on long-term growth. We expect our executive officers to retain all net shares received from stock options and performance awards for at least one year.

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Deductibility Cap on Executive Compensation. Under U.S. federal income tax law, the company cannot take a tax deduction for certain compensation paid in excess of $1 million to the five executive officers listed below. However, performance-based compensation, as defined in the tax law, is fully deductible if the programs are approved by shareholders and meet other requirements. Our policy is to qualify our incentive compensation programs for full corporate deductibility to the extent feasible and consistent with our overall compensation goals. The company has taken steps to qualify compensation under the EVA Plan, as well as stock options and performance awards under its management stock plans, for full deductibility as "performance-based compensation." We may make payments that are not fully deductible if, in our judgment, such payments are necessary to achieve our compensation objectives.

Chief Executive Officer Compensation

We reviewed Mr. Taurel's compensation in late 2001, applying the principles outlined above in the same manner as they were applied to the other executives. We compared company performance with that of the peer group companies, including EPS growth, EVA, and total shareholder return. We did not assign these performance measures relative weights but rather made a subjective determination after considering the data collectively.

In light of the reduction in the company's Prozac sales, Mr. Taurel voluntarily reduced his base salary to $1.00 for the year 2002. The company did not offset this reduction in salary by any additional compensation but provided a benefits allowance to preserve his employee benefits at their normal level. Mr. Taurel requested this reduction to demonstrate his confidence in the company's future results and to set an example for employees.

As with the other senior executives, Mr. Taurel did not receive an EVA bonus payout for the year 2002, nor was he granted a performance award.

In 2002, Mr. Taurel received a stock option grant for 350,000 shares. The option shares normally vest after three years and expire after 10 years. In determining the size of this grant, we took into consideration internal relativity, peer group data, and the size of grants previously made to Mr. Taurel.

Compensation Committee

Steven C. Beering, M.D., Chair
George M.C. Fisher
Karen N. Horn, Ph.D.
Ellen R. Marram

Summary Compensation Table

| Name and Principal Position | Year | Annual Compensation | | | Long-Term Compensation(1) | | |
		Salary ($)	Bonus(2) ($)	Other Annual Compensation ($)	Awards — Number of Securities Underlying Options Granted	Payouts — Long-Term Incentive Plan Payout ($)	All Other Compensation ($)
Sidney Taurel Chairman of the Board, President, and Chief Executive Officer	2002	1(3)	0	57,299	350,000	0(4)	146,340(5)(6)
	2001	1,391,100	474,366	269,808	175,000(7)	2,149,000	41,732
	2000	1,300,000	1,487,294	171,492	350,000	3,054,879	78,005
August M. Watanabe, M.D. Executive Vice President, Science and Technology	2002	820,080	0	12,631	120,000	0(4)	24,601(5)
	2001	820,080	190,669	45,294	60,000(7)	690,750	24,601
	2000	759,540	592,442	29,183	120,000	981,750	45,572
Gerhard N. Mayr Executive Vice President, Pharmaceutical Operations	2002	820,080	0	6,924	120,000	0(4)	24,601(5)
	2001	820,080	190,669	1,610	60,000(7)	690,750	138,917
	2000	711,180	554,710	174,770	120,000	756,766	42,671
Charles E. Golden Executive Vice President and Chief Financial Officer	2002	789,540	0	14,852	120,000	0(4)	23,686(5)
	2001	789,540	183,569	74,218	60,000(7)	690,750	23,686
	2000	759,540	592,442	38,839	120,000	981,750	45,572
John C. Lechleiter, Ph.D. Executive Vice President, Pharmaceutical Products and Corporate Development	2002	675,000	0	9,248	120,000	0(4)	20,250(5)
	2001	675,000	146,475	42,322	70,000(7)	429,800	72,764
	2000	484,980	327,850	17,233	100,000	611,139	29,098

(1) The company's stock plans do not provide for stock appreciation rights. Accordingly, none were granted during the years indicated. In addition, no restricted stock was granted during the years indicated in the table. Mr. Mayr held 13,000 shares of restricted stock valued at $825,500 as of December 31, 2002.

(2) Represents the individual's declared bonus under the EVA Plan, based on the company's actual EVA performance for the year. Under the EVA Plan, a portion of an individual's declared bonus (whether a positive or negative amount) may be carried over to subsequent years. As a result, actual payments with respect to a year may differ from the declared bonus. At the end of 2002, the balances for all participants were set to zero.

(3) During the 2002 calendar year, Mr. Taurel chose to accept an annual salary of $1.00 as a reflection of his confidence in and commitment to the company during this period of transition. Under normal circumstances, his annual base salary would have been $1,391,100 for 2002.

(4) There was no payment in February 2003 under the performance award program for the period January 1, 2001, through December 31, 2002.

(5) Company contribution to the named individual's account in the Savings Plan. In light of the Prozac patent expiration, the company contributed only the minimum amount required by the Savings Plan in 2001 and 2002.

(6) Mr. Taurel's 2002 total includes $41,732 for the company contribution to his Savings Plan account. The remainder is a benefits allowance for benefits that all employees are entitled to purchase using base salary earnings. The allowance was given to allow Mr. Taurel to continue to receive employee benefits at a normal level despite his decision to accept a 2002 salary of only $1.00.

(7) All U.S. and Puerto Rico nonmanagement employees and all global management employees received a one-time stock option grant on October 5, 2001, in recognition of compensation reductions over the next two years due to the company's efforts to control expenses following the Prozac patent expiration. In addition, beginning in 2001, the timing of annual stock option grants to the executive officers was moved from December to the following February in order to better reflect business results in individual compensation awards and to coincide with the timing of the annual grant to all other members of management. As a result, the annual grant for 2001 was postponed to February 2002.

Option Shares Granted in the Last Fiscal Year (1)

Name	Number of Securities Underlying Options Granted	% of Total Option Shares Granted to Employees in Fiscal Year	Exercise or Base Price Per Share(2)	Expiration Date	Grant Date Present Value(3)
		Individual Grants			
Sidney Taurel	350,000(4)	2.81	$ 75.92	2/17/12	$ 9,289,000
August M. Watanabe, M.D.	120,000(4)	0.96	$ 75.92	2/17/12	$ 3,184,800
Gerhard N. Mayr	120,000	0.96	$ 75.92	2/17/12	$ 3,184,800
Charles E. Golden	120,000(4)	0.96	$ 75.92	2/17/12	$ 3,184,800
John C. Lechleiter, Ph.D.	120,000(4)	0.96	$ 75.92	2/17/12	$ 3,184,800

(1) The company's stock plans do not provide for stock appreciation rights. Accordingly, none were granted in 2002.

(2) Options are granted at the market price of company common stock on the date of grant. Except as noted in footnote (4) below, options are exercisable three years after their grant date.

(3) These values were established using the Black-Scholes stock option valuation model. Assumptions used to calculate the grant date present value of option shares granted during 2002 were in accordance with SFAS 123 as follows:

  (a) Expected Volatility—The standard deviation of the continuously compounded rates of return calculated on the average daily stock price over a period of time immediately preceding the grant and equal in length to the expected life. The volatility was 35.00 percent.

  (b) Risk-Free Interest Rate—The rate available at the time the grant was made on zero-coupon U.S. government issues with a remaining term equal to the expected life. The risk-free interest rate was 3.14 percent.

  (c) Dividend Yield—The expected dividend yield was 1.54 percent based on the historical dividend yield over a period of time immediately preceding the grant date equal in length to the expected life of the grant.

  (d) Expected Life—The expected life of the grant was seven years, calculated based on the historical expected life of previous grants.

  (e) Forfeiture Rate— Under SFAS 123, forfeitures may be estimated or assumed to be zero. The forfeiture rate was assumed to be zero, based on the immateriality of actual calculated forfeiture rates.

(4) In accordance with the terms of the options, a portion of this grant was transferred by the named executive to family members, a family trust, and/or a family partnership. The transferred options became exercisable upon transfer.

Aggregate Option Shares Exercised in Last Fiscal Year
and Fiscal Year-End Option Values (1)

Name	Number of Shares Acquired On Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised, In-the-Money Options at Fiscal Year-End(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Sidney Taurel	-0-	-0-	1,811,183	438,817	$ 24,292,300	-0-
August M. Watanabe, M.D.	4,500	$272,092.50	556,803	151,317	$ 5,133,593	-0-
Gerhard N. Mayr	-0-	-0-	384,684	270,000	$ 8,535,529	-0-
Charles E. Golden	-0-	-0-	608,683	151,317	$ 6,321,000	-0-
John C. Lechleiter, Ph.D.	13,504	$660,548.16	364,701	141,317	$ 2,720,484	-0-

(1) The company's stock plans do not provide for stock appreciation rights. Accordingly, no stock appreciation rights were exercised during 2002 and none were outstanding on December 31, 2002.

(2) Represents the amount by which the market price of Lilly stock exceeded the exercise prices of unexercised options held by the named individuals on December 31, 2002.

Retirement Plan

Pension Plan Table

Average Annual Earnings (Highest 5 of Last 10 Years)	Years of Service					
	20	25	30	35	40	45
$ 500,000	$ 135,095	$ 168,875	$ 202,645	$ 236,425	$ 236,425	$ 243,300
1,000,000	275,530	344,425	413,305	482,185	482,185	486,610
1,500,000	415,970	519,960	623,950	727,945	727,945	729,910
2,000,000	556,405	695,510	834,600	973,705	973,705	973,705
2,500,000	696,830	871,045	1,045,250	1,219,465	1,219,465	1,219,465
3,000,000	837,265	1,046,590	1,255,910	1,465,210	1,465,210	1,465,210
3,500,000	977,700	1,222,130	1,466,555	1,710,970	1,710,970	1,710,970
4,000,000	1,118,135	1,397,675	1,677,205	1,956,730	1,956,730	1,956,732
4,500,000	1,258,570	1,573,210	1,887,852	2,202,490	2,202,490	2,202,490
5,000,000	1,398,995	1,748,760	2,098,500	2,448,250	2,448,250	2,448,250
5,500,000	1,539,430	1,924,295	2,309,160	2,694,010	2,694,010	2,694,010

The named executive officers will, upon retirement, be eligible for benefits under The Lilly Retirement Plan ("Retirement Plan"). The above table sets forth a range of annual retirement benefits for various levels of average annual earnings and years of service, assuming the employee retires at age 65 with a 50 percent survivor income benefit. The Retirement Plan benefits shown in the table are generally paid as a monthly annuity for the life of the retiree. The amounts shown in the table are not subject to reduction for social security benefits or any other offset amounts except that the ultimate pension benefits for Mr. Golden will be reduced by the amount of the pension payments he receives from his previous employer. For the purpose of determining the annual benefit from the Pension Plan Table, one calculates the average of the annual earnings for the highest 5 out of the last 10 years of service ("average annual earnings"). Annual earnings covered by the Retirement Plan consist of Salary, Bonus, and Long-Term Incentive Plan Payouts as set forth in the Summary Compensation Table on

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page 20, but calculated for the amount of Bonus paid (rather than credited) and for the year in which earnings are paid (rather than earned or credited). For purposes of determining benefits under the Retirement Plan, Mr. Taurel is currently credited with 31 years of service, and his current average annual earnings are $4,618,371. Dr. Watanabe is credited with 24 years, and his current average annual earnings are $2,551,053. Mr. Mayr is credited with 34 years, and his current average annual earnings are $1,759,670. Mr. Golden, who is credited with 33 years, received additional service credit when be began his employment in 1996. His pension benefits will include standard retiree medical benefits. His current average annual earnings are $2,486,773. Dr. Lechleiter is credited with 23 years, and his current average annual earnings are $1,416,885.

Section 415 of the Internal Revenue Code ("Code") generally places a limit of $160,000 on the amount of annual pension benefits that may be paid at age 65 from a plan such as the Retirement Plan. Under an unfunded plan adopted in 1975, however, the company will make payments as permitted by the Code to any employee who is a participant in the Retirement Plan in an amount equal to the difference, if any, between the benefits that would have been payable under the plan without regard to the limitations imposed by the Code and the actual benefits payable under the plan as so limited.

Change-in-Control Severance Pay Arrangements

The company has adopted a change-in-control severance pay program ("Program") covering most employees of the company and its subsidiaries, including the company's executive officers. In general, the Program would provide severance payments and benefits for eligible employees and executive officers in the event their employment is terminated under certain circumstances within fixed periods of time following a change in control. A change in control would occur if 15 percent or more of the company's voting stock were acquired by an entity other than the company, a subsidiary, an employee benefit plan of the company, or Lilly Endowment, Inc. There are additional conditions that could result in a change-in-control event. The Program may not be amended by the board, whether prior to or following a change in control, in any manner adverse to a participant without his or her prior written consent.

Under the portion of the Program covering the named executive officers, each would be entitled to severance payments and benefits in the event that his or her employment is terminated following a change in control (i) without cause by the company; (ii) for good reason by the executive officer, each as is defined in the Program; or (iii) for a limited period of time, for any reason by the executive officer. In such case, the executive officer would be entitled to a severance payment equal to three times his or her current annual cash compensation. Additional benefits would include a pension supplement and full and immediate vesting of all stock options and other equity incentives. In the event that any payments made or benefits realized in connection with the change in control would be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code as a result of the aggregate compensation payments and benefits made to the individual, under the Program or otherwise, the company would cover the cost of the excise tax.

Employment Agreement

The company has asked Mr. Mayr to postpone his planned retirement in order to continue leading the company's sales and marketing efforts as the company prepares for and implements launches of several important new products. As consideration, we extended the expiration of his 1993 stock option from April 21, 2003 to April 21, 2005. In addition, if Mr. Mayr continues working at least through December 2003, then prior to his retirement he will receive a non-qualified stock option for 60,000 shares vesting in the month after his retirement with a 10-year term, and a cash payment of $725,000.

Performance Graph

This graph compares the return on Lilly stock with that of the Standard & Poor's 500 Stock Index and our peer group* for the years 1998 through 2002. The graph assumes that, on December 31, 1997, a person invested $100 each in Lilly stock, the S&P 500 Stock Index, and the peer group's common stock. The graph measures total shareholder return, which takes into account both stock price and dividends. It assumes that dividends paid by a company are reinvested in that company's stock.

**Comparison of Five-Year Cumulative Total Return
Among Lilly, S&P 500 Stock Index, and Peer Group***



	1997	1998	1999	2000	2001	2002
Lilly	$ 100.00	$ 129.08	$ 97.84	$ 138.68	$ 118.74	$ 97.94
S&P 500	$ 100.00	$ 128.52	$ 155.53	$ 141.36	$ 124.63	$ 96.98
Peer Group	$ 100.00	$ 147.80	$ 128.62	$ 166.86	$ 142.78	$112.84

* We constructed the peer group as the industry index for this graph. It comprises the nine companies in the pharmaceutical industry that we use to benchmark compensation of executive officers. The companies are Abbott Laboratories; Bristol-Myers Squibb Company; Glaxo SmithKline (including the results of SmithKline Beecham plc up to the time of its merger with Glaxo Holdings plc); Johnson & Johnson; Merck & Co.; Pfizer, Inc. (including the results of Warner Lambert Company to the time of its merger with Pfizer); Pharmacia Corporation; Schering-Plough Corporation; and Wyeth (formerly American Home Products Corporation).

Ownership of Company Stock

Common Stock Ownership by Directors and Executive Officers

The following table sets forth the number of shares of company common stock beneficially owned by the directors, the named executive officers, and all directors and executive officers as a group, as of February 3, 2003.

Name of Individual or Identity of Group	Shares Owned Beneficially(1)
Steven C. Beering, M.D.	25,539
Sir Winfried F. W. Bischoff	4,140
Martin S. Feldstein, Ph.D.	1,703
George M. C. Fisher	14,279
Alfred G. Gilman, M.D., Ph.D.	7,345
Charles E. Golden	38,984(2)
Karen N. Horn, Ph.D.	20,629
John C. Lechleiter, Ph.D.	114,049(3)
Ellen R. Marram	1,703
Gerhard N. Mayr	100,196(4)
Franklyn G. Prendergast, M.D., Ph.D.	12,302
Kathi P. Seifert	11,302
Sidney Taurel	703,740(5)
August M. Watanabe, M.D.	506,004(6)
All directors and executive officers as a group (16 persons)	1,783,699

(1) Unless otherwise indicated in a footnote, each person listed in the table possesses sole voting and sole investment power with respect to the shares shown in the table to be owned by that person. The shares shown do not include the following shares that may be purchased pursuant to stock options that are exercisable within 60 days of February 3, 2003: Mr. Golden, 608,683 shares; Dr. Lechleiter, 364,701 shares; Mr. Mayr, 384,684 shares; Mr. Taurel, 1,811,183 shares; Dr. Watanabe, 556,803 shares; and all directors and executive officers as a group, 4,835,803 shares. The shares shown include, in the case of employees of the company, shares credited to the accounts of the employees under the Savings Plan. In the case of nonemployee directors, the shares shown above include the following shares credited to the directors' accounts under the Lilly Directors' Deferral Plan: Dr. Beering, 22,954; Sir Winfried Bischoff, 2,140; Dr. Feldstein, 703; Mr. Fisher, 4,280; Dr. Gilman, 7,345; Ms. Horn, 18,573; Ms. Marram, 703; Dr. Prendergast, 12,302; and Ms. Seifert, 8,170. See pages 27-29 for a description of that plan. No person listed in the table owns more than 0.0627 percent of the outstanding common stock of the company. All directors and executive officers as a group own 0.159 percent of the outstanding common stock of the company.

(2) The shares shown for Mr. Golden include 853 shares credited to his account under the Savings Plan.

(3) The shares shown for Dr. Lechleiter include 10,628 shares credited to his account under the Savings Plan and 10,699 shares that are owned by a family foundation for which he is a director. Dr. Lechleiter has shared voting power and shared investment power over the shares held by the foundation.

(4) The shares shown for Mr. Mayr include 9,336 shares credited to his account under the Savings Plan.

(5) The shares shown for Mr. Taurel include 14,117 shares credited to his account under the Savings Plan.

(6) The shares shown for Dr. Watanabe include 4,321 shares credited to his account under the Savings Plan and 2,214 shares that are owned by a family foundation for which he is a director. Dr. Watanabe has shared voting power and shared investment power over the shares held by the foundation.

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Principal Holders of Stock

To the best of the company's knowledge, the only beneficial owners of more than five percent of the outstanding shares of the company's common stock are Lilly Endowment, Inc. (the "Endowment") and Capital Research and Management Company. The following table sets forth information regarding this ownership:

Name and Address	Number of Shares Beneficially Owned	Percent of Class
Lilly Endowment, Inc. 2801 North Meridian Street Indianapolis, Indiana 46208	158,200,804 (as of February 3, 2003)	14.1%
Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071	72,955,300 (as of December 31, 2002)	6.5%

The Endowment has sole voting and sole investment power with respect to its shares. The board of directors of the Endowment is composed of Mr. Thomas M. Lofton, Chairman; Mr. N. Clay Robbins, President; Mrs. Mary K. Lisher; Drs. Otis R. Bowen, William G. Enright, and Earl B. Herr, Jr.; and Messrs. Daniel P. Carmichael, Eli Lilly II, and Eugene F. Ratliff. Each of the directors is a shareholder of the company.

Capital Research and Management Company acts as investment adviser to various registered investment companies. It has no voting power and sole investment power with respect to its shares.

Items of Business To Be Acted Upon at the Meeting

Item 1. Election of Directors

Under the company's articles of incorporation, the board is divided into three classes with approximately one-third of the directors standing for election each year. The term for directors elected this year will expire at the annual meeting of shareholders held in 2006. Each of the nominees listed below has agreed to serve that term. If any director is unable to stand for election, the board may, by resolution, provide for a lesser number of directors or designate a substitute. In the latter event, shares represented by proxies may be voted for a substitute director.

The board recommends that you vote FOR each of the following nominees:

- Martin S. Feldstein, Ph.D.
- Charles E. Golden
- Ellen R. Marram
- Sidney Taurel

Biographical information about these nominees can be found on pages 6-7 of this proxy statement.

Item 2. Proposal to Ratify the Appointment of Principal Independent Auditors

The audit committee has appointed the firm of Ernst & Young LLP as principal independent auditors for the company for the year 2003. In accordance with the bylaws, this appointment is being submitted to the shareholders for ratification. Ernst & Young served as the principal independent auditors for the company in 2002. Representatives of Ernst & Young are expected to be present at the annual meeting and will be available to respond to appropriate questions. Those representatives will have the opportunity to make a statement if they wish to do so.

The board recommends that you vote FOR ratifying the appointment of Ernst & Young LLP as principal independent auditors for 2003.

Item 3. Proposal to Approve the Lilly Directors' Deferral Plan

For 25 years, we have provided our nonemployee directors the opportunity to defer receipt of all or part of their board retainer and meeting fees until their service on the board has ended, with the deferred funds bearing interest until paid. Since 1986, we have also given nonemployee directors the option to invest their deferred funds in a Lilly stock account, and, in addition, we have paid a portion of directors' compensation in the form of deferred shares in the Lilly stock account. Since 1996, these pay programs have been administered under the Lilly Directors' Deferral Plan.

We believe that this plan provides important benefits to shareholders:

- It aligns board members' interests with the shareholders in a cost-effective way through long-term equity ownership
- It helps us attract and retain highly qualified directors.

Although this plan has been in effect for many years, shareholder approval has not been required under applicable law and securities listing standards. In anticipation of proposed changes to the New York Stock Exchange listing standards, we now seek shareholder approval of the plan. **The board recommends that you vote FOR approval of the Lilly Directors' Deferral Plan.**

We summarize the principal features of the plan below. This summary is qualified in its entirety by reference to the full text of the plan, which is attached to this proxy statement as Appendix B.

Eligible Participants

The plan is available only to independent directors, as further defined in the plan document. There are currently nine eligible directors.

Plan Administration

The plan is administered by the directors and corporate governance committee of the board (the "committee"), which is charged with matters of directors' compensation.

Shares Subject to Plan

A maximum of 750,000 shares of Lilly stock may be issued or transferred under the plan beginning April 28, 2003. As of February 3, 2003, 139,360 shares were credited to participants' accounts (including retired directors), and those shares would be counted against the share limit.

Elective Deferrals

Prior to the beginning of each year, a director may irrevocably elect to defer all or a portion of his or her retainer and meeting fees for the year. Those fees and other elements of directors' compensation are described at page 16 of this proxy statement. The director can choose to have the funds credited to either of two accounts:

- **Deferred Compensation Account.** Funds in this account are credited monthly and earn interest at two percent above the prime lending rate annually. The interest rate is adjusted each December and interest compounds monthly. Payments from this account are made in cash.

- **Deferred Stock Account.** This account allows the director, in effect, to invest cash compensation in Lilly stock, with receipt deferred until the end of board service. Funds in this account are credited monthly as hypothetical shares of Lilly stock based on the market price of the stock on a monthly valuation date. Hypothetical dividends are reinvested in additional shares based on the market price of the stock on the date that common stock dividends are paid. All shares in this account are hypothetical and are not issued or transferred until the director ends his or her service on the board or dies. Payments from this account are made in shares of Lilly stock.

Annual Share Award

Each year as of the last business day in November, each eligible director receives a credit to his or her deferred stock account of 700 hypothetical shares of Lilly stock (or such other number as the board may establish by resolution, but not to exceed 3,000 shares). In 2002, each independent director was credited with 700 shares. The number of shares may not be adjusted by the board more than once every calendar year.

Payment Options

At the time of the election to defer, the director chooses from among the following payment options:

- lump sum in the first January following termination of service
- lump sum in the second January following termination of service
- from two to ten annual installments beginning in either the first or second January following termination of service
- for the deferred compensation account only, from 24 to 120 monthly installments beginning in either the first or second January following termination of service.

There are alternate payment provisions that call for accelerated payment in the case of death of the participant or an unexpected emergency causing a severe financial hardship that cannot be relieved through other available funds (as determined by the committee).

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Adjustments for Capital Changes

In the event of stock split, stock dividend, spinoff or other relevant change affecting Lilly stock, the committee may adjust existing account balances in the deferred stock account and may also adjust the total number of shares available under the plan and the maximum annual award amount.

Termination and Amendment of Plan

The plan remains effective until terminated by the board. The board may amend the plan in its discretion except that shareholder approval is required for any material amendments to the extent required by applicable New York Stock Exchange listing standards.

Other Information

The amount of future benefits to be paid under the plan cannot be determined at this time. In 2002, the 13 participants (nine active and four retired directors) received in the aggregate the following amounts in their accounts:

Deferred compensation accounts—$181,156.54 of interest credited

Deferred stock accounts—8,981 shares credited

The closing price of Lilly stock on the New York Stock Exchange on February 18, 2003 was $57.82.

Equity Compensation Plan Information

The following table presents information as of December 31, 2002, about our other compensation plans under which shares of Lilly stock have been authorized.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights	(b) Weighted-average exercise price of outstanding options, warrants, and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	62,511,136	$ 63.59	87,662,148
Equity compensation plans not approved by security holders(1)	13,543,437	$ 68.52	734,380
Total	76,054,573	$ 64.65	88,396,528

(1) Represents shares in the Lilly GlobalShares Stock Plan, which permits the company to grant stock options to nonmanagement employees worldwide. The plan is administered by the senior vice president responsible for human resources. The stock options are nonqualified for U.S. tax purposes. The option price cannot be less than the fair market value at the time of grant. The options shall not exceed 11 years in duration and shall be subject to vesting schedules established by the plan administrator. There are provisions for early vesting and early termination of the options in the event of retirement, disability, and death. In the event of stock splits or other recapitalizations, the administrator may adjust the number of shares available for grant, the number of shares subject to outstanding grants, and the exercise price of outstanding grants.

Item 4. Shareholder Proposal Regarding Expensing Stock Options

The Massachusetts Carpenters Pension & Annuity Funds, 350 Fordham Road, Wilmington, Massachusetts 01887, beneficial owners of approximately 2,200 shares, have notified the company that they intend to present the following proposal at the annual meeting.

The Board recommends that you vote AGAINST this proposal.

Option Expensing Proposal

Resolved, that the shareholders of Eli Lilly and Company ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Statement of Support: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Most companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our company's executive compensation program. Options have replaced salary and bonuses as the most significant element of executive pay packages at numerous companies. The lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

A recent report issued by Standard & Poor's indicated that the expensing of stock option grant costs would have lowered operational earnings at companies by as much as 10%. "The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Alan Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail,* "Expensing Options Is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.

> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom—examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings...

> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all C.E.O.'s have told their shareholders that options are cost-free...

> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

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Many companies have responded to investors' concerns about their failure to expense stock options. In recent months, more than 100 companies, including such prominent ones as Coca Cola, Washington Post, and General Electric, have decided to expense stock options in order to provide their shareholders more accurate financial statements. Our company has yet to act. We urge your support.

Statement in Opposition to the Option Expensing Proposal

Prior to receiving this shareholder proposal, the audit committee of the board reviewed the company's stock option accounting and determined that it would not be appropriate for Lilly to begin expensing stock options at this time. The board agrees with the proponent that investors need clear, transparent financial reporting in order to understand a company's operating performance and the true cost of executive compensation programs. At the same time, however, investors need financial statements that allow them to make accurate, "apples-to-apples" comparisons among companies.

Financial Accounting Standards Board (FASB) Statement No. 123, (Accounting for Stock-Based Compensation) gives companies the choice to account for stock compensation using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25 or a fair value method set forth in SFAS 123. Like the vast majority of other U.S. public companies, we have chosen to account for employee stock-based compensation under the intrinsic value method of APB 25. Under APB 25, because our stock options are granted at the fair market value on the date of grant, no compensation expense is recorded. As specified by SFAS 123 and SFAS 148, we report in a footnote on a pro-forma basis what our net income and earnings per share would have been if we had accounted for our stock-based compensation under the fair value method of SFAS 123, applying the widely used Black-Scholes option valuation method to our stock options.

We do not believe the time is right to change our accounting policy for stock options for the following reasons:

- **Existing valuation methodologies vary greatly and have weaknesses.** SFAS 123 allows great variation in how to value the cost of granting stock options. The commonly used Black-Scholes option-modeling method was originally intended as a tool to value publicly traded options, not employee options, which are structured very differently. Many experts believe that Black-Scholes is not an appropriate tool to measure employee options because, among other things, it does not adequately take into account the fact that employee stock options cannot be transferred for value. The provisions of SFAS 123 regarding the use of fair-value models are subject to wide interpretation, which can lead to material differences in the calculation of expense. Other option valuation methods, such as investment banking opinions, can also result in wide variations in value, defeating the goal of comparability of earnings. We are part of a multi-industry and academic task force sponsored by the Financial Executives International that is seeking a more accurate valuation method that could be consistently applied across industries. We prefer to change our stock compensation accounting only after consensus is reached on an improved valuation method.

- **Adopting option expensing at this time could negatively affect comparability.** We believe it is generally in the shareholders' best interests to follow the most widely used industry practice when given a choice under accounting rules. While several major U.S. companies have announced plans to change their stock option accounting, it is unclear if this practice will become standard. To date, we are not aware that any major pharmaceutical company has publicly stated that it intends to begin expensing stock options. If we were alone in our industry in expensing options, we would be concerned that many investors would not "look through" the change in accounting and would instead lower their valuations on Lilly stock based on Lilly's apparent decline in relative profitability within the industry.

- **Our current stock option accounting and disclosure is transparent and facilitates comparisons.** As you can see in Note 1 to our 2002 audited financial statements, we disclose clearly the amount by which our earnings would have been affected had we expensed our stock-based compensation under the fair value method of SFAS 123. This disclosure, together with the extensive additional information on option grants in both the annual report and this proxy statement, provides investors with ample information on which to judge the appropriateness of our employee stock option program and its overall effect on our finances.

In summary, the board believes that it is not in the best interests of the shareholders for the company to change to the fair value method of accounting until a more accurate, validated option valuation methodology is available that can be consistently applied by reporting companies. In the meantime, the company will continue to strive to provide investors with transparent and meaningful financial disclosures about its stock-based compensation.

Item 5. Shareholder Proposal Regarding Indexing Senior Executive Stock Options

The Sheet Metal Workers' National Pension Fund, Edward F. Carlough Plaza, 601 North Fairfax Street, Suite 500, Alexandria, Virginia 22814-2075, beneficial owner of approximately 26,300 shares, has notified the company that it intends to present the following proposal at the annual meeting.

The board recommends that you vote AGAINST this proposal.

Indexed Options Proposal

Resolved, that the shareholders of Eli Lilly and Company (the "Company") request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

Statement of Support: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value maximization goals. While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results. Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited. It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance.

Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors. The resolution requests that the Company's Board ensure that future senior executive stock option plans link the options exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company's proxy statement to compare 5 year stock price performance.

Implementing an indexed stock option plan would mean that our Company's participating executives would receive payouts only if the Company's stock price performance was better then that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company's stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options. In short, superior performance would be rewarded.

At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance. In response to strong negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution. We urge your support for this important governance reform.

Statement in Opposition to the Indexed Options Proposal

The compensation committee of the board has reviewed the shareholder proposal and finds the idea of indexing stock options to be interesting in concept but problematic in practice. Accordingly, the committee believes the proposal is not in the shareholders' best interests.

Indexing stock option exercise prices to the peer group's stock performance would create several practical problems.

- **Indexed options would create earnings volatility.** Under current accounting rules, options with floating exercise prices are subject to mark-to-market accounting. The "value" of the option is measured as the difference between the market price and the exercise price and is amortized over the vesting period. In each quarter after issuance, the value of the options would be reassessed based on the movement in the exercise price relative to the movement in Lilly stock; an increase in value would result in an increase in the amortization expense and a decrease would result in a decrease in the amortization expense and could even result in the recording of income. Changes in the value of the option after the vesting date and through the exercise date would be recorded in income immediately. This could create significant, unpredictable earnings volatility that would make it harder for management and investors to forecast results. Such unpredictability could make Lilly stock less attractive for many investors.

- **Indexed options would inhibit comparability with our peer companies.** Because of the accounting treatment described above, investors would find it more difficult to compare our earnings with our peer companies, whose option programs are generally not subject to mark-to-market accounting.

- **Executives could profit from options even when the stock declines.** The proponent rightly points out that, if the exercise price follows the peer group stock index, it could go below the market price on the date of grant. This would allow executives to profit from their options at a time when other shareholders are showing a loss. The committee questions whether this is in the best interests of shareholders. The proponent argues that such an arrangement is beneficial because it "remove[s] pressure to reprice options." However, the Lilly Stock Plan already prohibits option repricing. Thus, Lilly shareholders need not be concerned that Lilly options would be repriced in a declining market.

- **The compensation committee needs flexibility to tailor compensation programs to achieve the company's goals.** The proposal would have the board mandate that "all future stock option grants to senior executives" be indexed. Such a mandate would rob the compensation committee of the flexibility it needs to respond to changing industry, market, and compensation trends and to tailor its executive compensation programs to be competitive and to best further the company's business goals. The committee will continue to consider the advisability of indexed options, but it should not be bound by an inflexible mandate.

Finally, the committee notes that a significant portion of executives' equity compensation is already tied to anticipated peer group performance, albeit determined by a different measure. The earnings-per-share targets that the committee establishes for performance awards are derived from company estimates of earnings growth among peer companies. Thus, if company earnings fall significantly short of those targets (as was the case for the 2001-2002 award period), no performance award is paid.

In summary, the board believes that the proposal would not benefit shareholders and therefore recommends that you vote against it.

Other Matters

Section 16(a) Beneficial Ownership Reporting Compliance

Under Securities and Exchange Commission rules, our directors and executive officers are required to file with the Securities and Exchange Commission reports of holdings and changes in beneficial ownership of company stock. We have reviewed copies of reports provided for the company, as well as other records and information. Based on that review, we concluded that all reports were timely filed.

Other Information Regarding the Company's Proxy Solicitation

We will pay all expenses in connection with our solicitation of proxies. We will pay brokers, nominees, fiduciaries, or other custodians their reasonable expenses for sending proxy material to, and obtaining instructions from, persons for whom they hold stock of the company. We expect to solicit proxies primarily by mail, but directors, officers, and other employees of the company may also solicit in person or by telephone, telefax, or electronic mail. We have retained Georgeson Shareholder Communications Inc. to assist in the distribution and solicitation of proxies. Georgeson may solicit proxies by personal interview, telephone, telefax, mail, and electronic mail. We expect that the fee for those services will not exceed $17,000 plus reimbursement of customary out-of-pocket expenses.

By order of the board of directors,

Alecia A. DeCoudreaux
Secretary
March 10, 2003

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Appendix A

Audit Committee Charter

Purpose
The Audit Committee's primary function is to assist the Board of Directors in fulfilling its oversight responsibilities by monitoring:
- The integrity of financial information which will be provided to the shareholders and others;
- The systems of internal controls and disclosure controls which management has established;
- The performance of internal and external audit functions; and
- The company's compliance with legal and regulatory requirements surrounding accounting, auditing, financial reporting, and disclosures.

Composition
The Committee shall consist of not less than three directors. All Committee members must meet applicable New York Stock Exchange (NYSE) and Securities and Exchange Commission (SEC) independence and experience requirements. All Committee members shall be financially literate or must become financially literate within a reasonable period of time after appointment to the Committee. At least one member of the Committee shall be an audit committee financial expert as determined by the Board in accordance with NYSE listing standards. At least one member of the Committee shall serve concurrently on the Public Policy Committee. Committee members shall not simultaneously serve on the audit committees of more than two other public companies.

The Committee members shall be appointed for one-year terms at the annual meeting of the Board. The Board shall designate the chairperson.

Administrative Matters
The Committee shall meet not less than six times per year and shall report at the next Board meeting following each such Committee meeting. The Committee shall meet periodically with management, the internal auditors, and the independent auditor in separate executive sessions. The Committee may request an officer or employee of the company, the company's outside counsel, or representatives of the company's independent auditor to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee. The Committee may, at any time, retain its own outside advisors at the company's expense.

Supporting Corporate Staff
General Auditor
Office of the Corporate Secretary
Chief Accounting Officer

Duties and Responsibilities
To fulfill its duties and responsibilities, the Committee shall:

1. Annually review and reassess this charter.

2. Maintain a clear understanding with management and the independent auditors that the Committee is directly responsible for compensation and oversight of the work of the independent auditor, including:
   - Having the sole authority (subject to shareholder ratification) to appoint or replace the independent auditor;
   - Approving the compensation of the independent auditor;
   - Reviewing and evaluating the lead partner of the independent audit team;
   - Reviewing the audit scope and audit plan of independent auditor;

- Obtaining and reviewing, at least annually, a report from the independent auditor which describes the firm's internal compliance procedures, any issues raised from peer reviews, or other quality reviews of the firm, any steps taken to deal with the issues, and all relationships between the firm and Lilly;
- Ensuring rotation of the lead audit partner as required by law (or any stricter policies as may be established by the Committee);
- Setting clear hiring policies for employees or former employees of the independent auditor; and
- Resolving disagreements between management and the independent auditor regarding financial reporting.

3. Pre-approve all audit services and approve permitted non-audit services (including fees and terms) to be performed for Lilly by the independent auditor, consistent with the requirements of the SEC and NYSE or any stricter standards as may be adopted by the Committee.

4. Oversee the internal audit function, including:
- Reviewing the appointment and replacement of the general auditor;
- Reviewing and approving the internal audit plan;
- Reviewing significant reports to management prepared by internal audit (and management's response); and
- Discussing with the independent auditor and management the responsibilities, budget, and staffing of the internal audit function.

5. Prepare a report for inclusion in the company's annual proxy statement in accordance with SEC regulations.

6. Review, with management and the independent auditors, the annual and quarterly financial results before they are filed in periodic reports with the SEC or other regulators. These reviews shall include discussions with management and the independent auditor regarding significant financial reporting issues and judgments made in connection with the preparation of Lilly's financial statements and any special steps adopted in light of material control deficiencies. The Committee shall also receive regular reports from the independent auditor on the critical accounting policies and practices of Lilly and significant alternative treatments of financial information within GAAP that have been discussed with management. The Committee shall discuss with the independent auditor the auditor's assessment of the quality, not just the acceptability, of the company's accounting principles as required by SAS No. 61.

7. Review and discuss with management Lilly's earnings press releases, including the use of "pro forma" non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies.

8. Provide an open avenue of communication between the independent auditor, the general auditor, and the Board, including sufficient opportunity for the independent auditor and the general auditor to meet with the Committee without members of management present.

9. Consider and review with the independent auditor, the chief accounting officer, and the general auditor:
- The independent auditors' audit of financial statements and its report thereof;
- The adequacy of the company's internal controls and disclosure controls;
- Any related significant findings and recommendations of the independent auditors or the internal auditors together with management's responses thereto;
- Any difficulties encountered in the course of the audits, including any restriction on the scope of work or access to required information; and
- Any material written communications between the independent auditor and management, including management letters or schedules of unadjusted differences.

10. Oversee the company's dissemination of and compliance with the company's code of conduct, including but not limited to those codes that apply specifically to employees involved in matters that affect accounting, auditing, and financial reporting.

11. Review procedures to promote and protect employee reporting of suspected fraud or wrongdoing relating to accounting, auditing, or financial reporting, including procedures for:
    - Receiving, retaining, and addressing complaints received by Lilly relating to such matters;
    - Enabling employees to submit to the Committee, on a confidential and anonymous basis, any concerns regarding such matters; and
    - Protecting reporting employees from retaliation.

12. Review policies and procedures with respect to senior management's expense accounts, including their use of corporate assets, and consider the results of any review of these areas by the general auditor or the independent auditor.

13. Inquire of management, the general auditor, and the independent auditors about significant financial risks or exposures and evaluate the steps management has taken to assess and minimize such risks to the company, including review of management's financial risk management policies.

14. Conduct or authorize investigations into any matters within the Committee's scope of responsibilities. The Committee may retain (at the company's expense) independent counsel, accountants, or others to assist in the conduct of any investigation.

The Committee shall also undertake such additional activities within the scope of its primary functions as the Committee may from time to time determine.

Appendix B

The Lilly Directors' Deferral Plan
(As amended and restated through April 28, 2003)

Section 1. Establishment of the Plan and Shares Available.

1.1. Establishment of Plan. This Plan was established effective January 1, 1996, to permit Directors of the Company who are not salaried employees of the Company to voluntarily defer receipt of some or all of their meeting fees and retainer and to share in the long-term growth of the Company by acquiring, on a deferred basis, an ownership interest in the Company. This amended and restated Plan is effective upon approval by the Company's shareholders at the annual meeting of shareholders of April 28, 2003 or any adjournment thereof.

1.2. Shares Available. Subject to adjustment as provided in Section 7.5, the aggregate number of shares of Eli Lilly and Company common stock that may be issued or transferred under this Plan after April 28, 2003, is 750,000. The shares may be authorized and unissued shares or treasury shares.

Section 2. Definitions.

The following terms shall have the definitions set forth in this Section 2:

2.1. Annual Allocation Date. The last Business Day in November of each calendar year, or such other annual date, not earlier than the third Monday in February, established by the Committee as the date as of which Shares are allocated to each Share Account in accordance with Section 6.

2.2. Beneficiary. The beneficiary or beneficiaries (including any contingent beneficiary or beneficiaries) designated pursuant to subsection 8.3 hereof.

2.3. Business Day. A day on which the Company's corporate headquarters are open for regular business.

2.4. Board of Directors. The Board of Directors of the Company.

2.5. Committee. The Directors and Corporate Governance Committee of the Board of Directors, or any successor committee of the Board of Directors that is charged with matters relating to the compensation of non-employee directors.

2.6. Company. Eli Lilly and Company.

2.7. Company Credit. For any calendar year or part thereof, an amount computed, and credited annually to a Participant's Deferred Compensation Account at an annual rate that is two percent (2%) above the rate that the Treasurer of the Company determines was the prime rate of interest charged by J. P. Morgan Chase Bank, New York, New York or its successor bank (the "Bank"), on loans made on the immediately preceding December 15 or, if the Bank was closed on December 15, the last day preceding December 15 on which the Bank was open for business.

2.8. Deferred Amount. The amount of a Monthly Deferral Participant's Monthly Compensation that the Participant elects to defer in accordance with Section 4 hereof.

2.9. Deferred Stock Participant. A Director who is not, and for the preceding 12 months has not been, a salaried employee of the Company and who becomes a Participant in the Plan in accordance with Section 3 hereof.

2.10. Director. A member of the Board of Directors.

2.11. Dividend Payment Date. The date as of which the Company pays a cash dividend on Shares.

2.12. Dividend Record Date. With respect to any Dividend Payment Date, the date established by the Board of Directors as the record date for determining shareholders entitled to the dividend.

2.13. Individual Accounts or Accounts. The separate accounts (the Deferred Compensation Account and the Share Account) described in Section 7 hereof. When used in the singular, the term shall refer to one of these two accounts, as the context requires.

2.14. Monthly Compensation. For any month, the monthly retainer and the aggregate of all meeting fees, committee fees and committee chairperson fees to which a Director is entitled for services rendered to the Company as a Director during the month, as established from time to time by resolution of the Board of Directors. For avoidance of doubt, Monthly Compensation does not include stock options granted to Directors or the Shares allocated pursuant to Section 6 of this Plan.

2.15. Monthly Deferral Participant. A Director who is not a salaried employee of the Company and who has elected to defer all or part of his or her Compensation pursuant to the Plan in accordance with Section 4 hereof.

2.16. Participant. A Director who is a Deferred Stock Participant, a Monthly Deferral Participant, or both.

2.17. Plan. The Lilly Directors' Deferral Plan, as set forth herein and as it may be amended from time to time.

2.18. Share. A share of common stock of the Company.

2.19. Valuation Date. For any month, the third Monday of the month, or if Shares are not traded on the New York Stock Exchange on such third Monday, the next day on which Shares are traded on the New York Stock Exchange.

Section 3. Deferred Stock Participants.

Each Director who participated in The Lilly Non-Employee Directors' Deferred Stock Plan immediately before the effective date of this Plan shall continue as a Deferred Stock Participant on such effective date, and all elections in effect under The Lilly Non-Employee Directors' Deferred Stock Plan shall remain in effect under this Plan, unless and until amended in accordance with this Plan. Thereafter, each person who becomes a Director, and who is not, and for the preceding 12 months has not been, a salaried employee of the Company, shall become a Deferred Stock Participant.

Section 4. Monthly Deferral Participants.

Each Director who participated in The Lilly Directors' Deferred Compensation Plan immediately before the effective date of the Plan shall continue as a Monthly Deferral Participant on such effective date, and all elections in effect under The Lilly Directors' Deferred Compensation Plan shall remain in effect under this Plan, unless and until amended in accordance with this Plan. Prior to the beginning of each calendar year, any Director who is not a salaried employee of the Company may defer the receipt of Monthly Compensation to be earned by the Director during such year by filing with the Company a written election that:

    (i)   defers payment of a designated amount (of one Thousand Dollars ($1,000) or more) or percentage of his or her Monthly Compensation for services attributable to the following calendar year or portion thereof (the "Deferred Amount");

    (ii) specifies the payment option selected by the Participant pursuant to subsection 8.2 hereof for such Deferred Amount; and

    (iii) specifies the option selected by the Participant pursuant to Section 5 hereof for such Deferred Amount.

The amount deferred may not exceed the Director's aggregate Monthly Compensation for the calendar year. Notwithstanding the foregoing, any individual who is newly elected or appointed to serve as a Director may, not later than thirty (30) days after his election or appointment becomes effective, elect in accordance with the preceding provisions of this Section 4, to defer the receipt of Monthly Compensation earned during the portion of the current calendar year that follows the filing of the election with the Company. Except as provided in subsections 8.2 and 8.4 hereof, any elections made pursuant to this Section 4 with respect to a calendar year shall be irrevocable when made. If a Participant fails to make an election under Section 5 with respect to his or her Deferred Amount for a future calendar year, the Participant's previous election shall remain in effect, provided that the Participant may amend his or her election with regard to a future calendar year at any time.

Section 5. Form of Deferred Compensation Credits.

5.1. Deferred Compensation Account. Except with respect to Deferred Amounts which a Monthly Deferral Participant elects to have credited in Shares in accordance with subsection 5.2 hereof, the Deferred Amount shall be denominated in U.S. dollars and credited to the Participant's Deferred Compensation Account pursuant to subsection 7.1 hereof.

5.2. Shares. Prior to the beginning of each calendar year, a Monthly Deferral Participant may elect to have all or a percentage of the Deferred Amount for the following calendar year credited in Shares and allocated to the Participant's Share Account pursuant to subsection 7.2 hereof.

Section 6. Annual Allocations to Share Accounts.

6.1. Annual Allocation of Shares. As of the Annual Allocation Date of each calendar year, there shall be allocated to the Share Account (as described in Section 7.2 below) of each Deferred Stock Participant who is a Director on that date, as part of his or her compensation for service on the Board of Directors, seven hundred (700) Shares or such other number of Shares, not to exceed 3,000 shares, as may be specified from time to time by resolution of the Board of Directors.

Section 7. Individual Accounts.

The Company shall maintain Individual Accounts for Participants as follows:

7.1. Deferred Compensation Account. The Company shall maintain a Deferred Compensation Account in the name of each Monthly Deferral Participant who elects to defer the receipt of Monthly Compensation pursuant to Section 4 hereof for a calendar year and does not elect to have the Deferred Amount for such calendar year credited in Shares pursuant to subsection 5.2 hereof. The Deferred Compensation Account shall be denominated in U.S. dollars, rounded to the nearest whole cent. For each month, Deferred Amounts allocated to a Deferred Compensation Account pursuant to subsection 5.1 hereof shall be credited to the Deferred Compensation Account as of the last Business Day of the month.

7.2. Share Account. The Company shall maintain a Share Account for each Deferred Stock Participant and for each Monthly Deferral Participant who elects to have a Deferred Amount credited in Shares pursuant to subsection 5.2 hereof. The Share Account shall be denominated in Shares and maintained in fractions rounded to three (3) decimal places. Shares allocated to each Share Account shall be hypothetical and not issued or transferred by the Company until payment is made pursuant to Section 8 hereof.

40

For each month, Deferred Amounts allocated to a Share Account pursuant to subsection 5.2 hereof shall be credited to the Share Account as of the last Business Day of the month. Shares and, if necessary, fractional Shares, shall be credited based upon the average of the high and low price of Shares on the New York Stock Exchange on the Valuation Date for that month.

7.3. Accrual of Company Credit. The Treasurer of the Company shall determine the annual rate of Company Credit on or before December 31 of each calendar year. This rate shall be effective for the following calendar year. The Company Credit shall accrue monthly, at one-twelfth of the applicable annual rate, on all amounts credited to a Participant's Deferred Compensation Account, including the Company Credits for prior years. The Company Credit shall not accrue on any amount distributed to a Participant (or to the Participant's Beneficiary) during the month for which the accrual is determined, except where an amount is distributed to a Beneficiary in the month of the Participant's death. The Company Credit for each year shall be credited to each Deferred Compensation Account as of December 31 of that year and shall be compounded monthly.

7.4. Cash Dividends. Cash dividends paid on Shares shall be deemed to have been paid on the Shares allocated to each Participant's Share Account as if the allocated Shares were actual Shares issued and outstanding on the Dividend Record Date. An amount equal to the amount of such dividends shall be credited in Shares to each Share Account as of the last Business Day of each month in which a Dividend Payment Date occurs, based upon the average of the high and low prices for Shares on the New York Stock Exchange on the Valuation Date for that month.

7.5. Capital Adjustments. The number of Shares referred to in Sections 1.2 and 6 hereof and the number of Shares allocated to each Share Account shall be adjusted by the Committee, as it deems appropriate in its discretion, in the event of any subdivision or combination of Shares or any stock dividend, stock split, reorganization, recapitalization, or consolidation or merger with Eli Lilly and Company as the surviving corporation, or if additional shares or new or different shares or other securities of the Company or any other issuer are distributed with respect to Shares through a spin-off or other extraordinary distribution.

7.6. Account Statements. Within a reasonable time following the end of each calendar year, the Company shall render an annual statement to each Participant. The annual statement shall report the number of Shares credited to the Participant's Share Account as of December 31 of that year and the dollar amount, if any, credited to the Participant's Deferred Compensation Account as of December 31 of that year.

Section 8. Payment Provisions.

8.1. Method of Payment. All payments to a Participant (or to a Participant's Beneficiary) with respect to the Participant's Deferred Compensation Account shall be paid in cash. Except as provided in Section 8.5, all payments to a Participant (or to a Participant's Beneficiary) with respect to the Participant's Share Account shall be paid in Shares, at which time the Shares shall be issued or transferred on the books of the Company. All Shares to be issued or transferred hereunder may be newly issued or treasury shares. Fractional Shares shall not be issued or transferred to a Participant, provided that in the case of a final payment under the Plan with respect to a Participant, any fraction remaining in the Participant's Share Account shall be rounded up to the next whole Share and that number of whole Shares shall be issued or transferred. If Shares are not traded on the New York Stock Exchange on any day on which a payment of Shares is to be made under the Plan, then that payment shall be made on the next day on which Shares are traded on the New York Stock Exchange.

8.2. *Payment Options*. Prior to each calendar year, or within 30 days after becoming a Participant, the Participant shall select a payment election with respect to the payment of one or both of the Participant's Individual Accounts from the following payment elections:

(i) a lump sum in January of the calendar year immediately following the calendar year in which the Participant ceases to be a Director;

(ii) a lump sum in January of the second calendar year following the calendar year in which the Participant ceases to be a Director;

(iii) annual (or, in the case of the Deferred Compensation Account only, monthly) installments over a period of two to ten years commencing in January of the calendar year following the calendar year during which the Participant ceases to be a Director; or

(iv) annual (or in the case of the Deferred Compensation Account only, monthly) installments over a period of two to ten years commencing in January of the second calendar year following the calendar year in which the Participant ceases to be a director.

If a payment option described in paragraphs (i) or (ii), above, has been elected, the amount of the lump sum with respect to the Participant's Deferred Compensation Account shall be equal to the amount credited to the Participant's Deferred Compensation Account as of the December 31 immediately preceding the date of the payment, and the amount of the lump sum with respect to the Participant's Share Account shall be equal to the number of Shares credited to the Share Account as of the December 31 immediately preceding the date of payment. If a payment option described in paragraphs (iii) or (iv), above, has been elected, the amount of each installment with respect to the Participant's Deferred Compensation Account shall be equal to the amount credited to the Participant's Deferred Compensation Account as of the last day of the month immediately preceding the date of a monthly installment payment, or the December 31 immediately preceding the date of an annual installment payment, divided by the number of installment payments that have not yet been made. The amount of each installment with respect to the Participant's Share Account shall be equal to the number of Shares credited to the Participant's Share Account as of the December 31 immediately preceding the date of an annual installment payment, divided by the number of installment payments that have not yet been made.

A Participant may elect that his or her final payment election may control over all prior payment elections. If the Participant fails to elect a payment option, the amount credited to the Participant's Individual Account shall be distributed in a lump sum in accordance with the payment option described in paragraph (i) above. At the time of any scheduled payment, if the amount credited to a Participant's Deferred Compensation Account or the value of Shares credited to a Participant's Share Account is less than $25,000, the Committee, in its sole discretion, may pay out the Account in a lump sum.

8.3. *Payment Upon Death*. Within a reasonable period of time following the death of a Participant, the amount credited to the Participant's Deferred Compensation Account and the Shares credited to the Participant's Share Account shall be paid by the Company in a lump sum to the Participant's Beneficiary. For purposes of this subsection 8.3, the amount credited to the Participant's Deferred Compensation Account and the number of Shares credited to the Participant's Share Account shall be determined as of the later of the date of death or the last Business Day of the month prior to the month in which the payment occurs.

A Participant may designate the Beneficiary, in writing, in a form acceptable to the Committee before the Participant's death. A Participant may revoke a prior designation of Beneficiary and may also designate a new Beneficiary without the consent of the previously designated Beneficiary, provided that such revocation and new designation (if any) are in writing, in a form acceptable to the Committee, and filed with the Committee before the Participant's death. If the Participant does not designate a Beneficiary, or if no designated Beneficiary survives the Participant, any amount not distributed to the

42

Participant during the Participant's life shall be paid to the Participant's estate in a lump sum in accordance with this subsection 8.3.

8.4. *Payment on Unforeseeable Emergency.* The Committee may, in its sole discretion, direct payment to a Participant of all or of any portion of the Participant's Individual Account balance, notwithstanding an election under subsection 8.2 above, at any time that it determines that such Participant has an unforeseeable emergency, and then only to the extent reasonably necessary to meet the emergency. For purposes of this section, "unforeseeable emergency" means severe financial hardship to the Participant resulting from a sudden and unexpected illness or accident of the Participant or of a dependent of the Participant, loss of the Participant's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant. The circumstances that will constitute an unforeseeable emergency will depend upon the facts of each case, but, in any case, payment may not be made to the extent that such hardship is, or may be, relieved—

    (i)   through reimbursement or compensation by insurance or otherwise;

    (ii)   by liquidation of the Participant's assets, to the extent the liquidation of such assets would not itself cause severe financial hardship; or

    (iii)   by cessation of deferrals under the Plan.

Examples of what are not considered to be unforeseeable emergencies include the need to send a Participant's child to college or the desire to purchase a home.

8.5. *Payment of Cash in Lieu of Shares.* If at any time the Committee shall determine that payment of Shares to a Participant (or a Participant's Beneficiary) or the ownership or subsequent disposition of such Shares by such Participant or Beneficiary may violate or conflict with any applicable law or regulation, the Committee may, in its discretion, pay all or a portion of the Participant's Share Account in cash. In this case, the amount of cash shall be determined with reference to the average of the high and low trading price for Shares on the December 31 next preceding the date of payment, or if Shares are not traded on that day, the next preceding trading day.

Section 9. Ownership of Shares.

A Participant shall have no rights as a shareholder of the Company with respect to any Shares until the Shares are issued or transferred to the Participant on the books of the Company.

Section 10. Prohibition Against Transfer.

The right of a Participant to receive payments of Shares and cash under the Plan may not be transferred except by will or applicable laws of descent and distribution. A Participant may not assign, sell, pledge, or otherwise transfer Shares or cash to which he is entitled hereunder prior to transfer or payment thereof to the Participant, and any such attempted assignment, sale, pledge or transfer shall be void.

Section 11. General Provisions.

11.1. *Director's Rights Unsecured.* The Plan is unfunded. The right of any Participant to receive payments of cash or Shares under the provisions of the Plan shall be an unsecured claim against the general assets of the Company.

11.2. *Administration.* Except as otherwise provided in the Plan, the Plan shall be administered by the Committee, which shall have the final authority to adopt rules and regulations for carrying out the Plan, and to interpret, construe, and implement the provisions of the Plan.

11.3. Legal Opinions. The Committee may consult with legal counsel, who may be counsel for the Company or other counsel, with respect to its obligations and duties under the Plan, or with respect to any action, proceeding, or any questions of law, and shall not be liable with respect to any action taken, or omitted, by it in good faith pursuant to the advice of such counsel.

11.4. Liability. Any decision made or action taken by the Board of Directors, the Committee, or any employee of the Company or any of its subsidiaries, arising out of or in connection with the construction, administration, interpretation, or effect of the Plan, shall be absolutely discretionary, and shall be conclusive and binding on all parties. Neither the Committee nor a member of the Board of Directors and no employee of the Company or any of its subsidiaries shall be liable for any act or action hereunder, whether of omission or commission, by any other member or employee or by any agent to whom duties in connection with the administration of the Plan have been delegated or, except in circumstances involving bad faith, for anything done or omitted to be done.

11.5. Withholding. The Company shall have the right to deduct from all payments hereunder any taxes required by law to be withheld from such payments. The recipients of such payments shall bear all taxes on amounts paid under the Plan to the extent that no taxes are withheld thereon, irrespective of whether withholding is required.

11.6. Legal Holidays. If any day on which action under the Plan must be taken falls on a Saturday, Sunday, or legal holiday, such action may be taken on the next succeeding day that is not a Saturday, Sunday, or legal holiday; provided, that this subsection 11.8 shall not permit any action that must be taken in one calendar year to be taken in any subsequent calendar year.

11.7. Participant Who Becomes Employee. If a Participant becomes an employee of the Company but remains a Director, he or she will no longer be entitled to new deferrals under the Plan as a Deferred Stock Participant or Monthly Deferral Participant. However, the individual's Account balances will continue to be administered under the Plan (including eligibility for the Company Credit and Cash Dividends under Sections 7.3 and 7.4) until they are paid out in accordance with Section 8.

Section 12. Term, Amendment, Suspension, and Termination.

The Plan shall remain in effect until terminated by the Board of Directors. The Board of Directors shall have the right at any time, and from time to time, to amend, suspend, or terminate the Plan, subject to the following:

    (i)   no amendment or termination shall reduce the number of Shares or the cash balance in an Individual Account;

    (ii)   the number of Shares allocated annually pursuant to Section 6 hereof may not be changed more frequently than every calendar year; and

    (iii)   to the extent required by New York Stock Exchange listing rules or applicable law, material amendments shall be submitted to the Company's shareholders for approval.

Section 13. Applicable Law.

The Plan shall be governed by, and construed in accordance with, the laws of the State of Indiana, except to the extent that such laws are preempted by Federal law.

44

Section 14. Effective Date.

The effective date of this Plan is January 1, 1996. Nothing herein shall invalidate or adversely affect any previous election, designation, deferral, or accrual in accordance with the terms of The Lilly Directors' Deferred Compensation Plan or The Lilly Non-Employee Directors' Deferred Stock Plan that were in effect prior to the effective date of this Plan.


Answers That Matter.

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana
46285
www.lilly.com

Clip here
_____

_____



Admission Ticket

Eli Lilly and Company   **2003 Annual Meeting of Shareholders**

Monday, April 28, 2003   **Hilbert Circle Theatre**
11 a.m. (EST)   45 Monument Circle
                                             Indianapolis, Indiana
A reception (beverages only) will be held from 9:30 to 10:45 a.m. in
the theater lobby.   The Hilbert Circle Theatre is located on the southeast quadrant of
                                             Monument Circle in downtown Indianapolis.

This ticket will be required to admit you to the
meeting. Please write your name and address and
present this ticket when you enter the theater.

Name

Address

City, State, and Zip Code


I-465
US 31
I-65
Meridian Street
I-70
Monument Circle
Market Street
Washington Street
Hilbert Circle Theatre
US 40
I-70
I-65
I-465


Hilbert Circle Theatre
Express Park Parking Garage
(enter from Pennsylvania Street)
Market St.
Monument Circle
Washington St.
West St.
Senate Ave.
Capitol Ave.
Maryland St.
Illinois St.
Meridian St.
Pennsylvania St.
Delaware St.
Alabama St.
Georgia St.
Virginia Ave.
RCA Dome
Kentucky Ave.
Missouri St.
South St.
Merrill St.
McCarty St.
Lilly Corporate Center

Parking Information

For complimentary parking, please pick up a parking pass at the annual meeting.

Parking will be available at Express Parking, 145 East Market Street. The garage entrance is located on Pennsylvania Street.


Answers That Matter.

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana
46285
www.lilly.com



ELI LILLY AND COMPANY
C/O IVS, P.O. BOX 17149
WILMINGTON, DE 19885

VOTE BY INTERNET – www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on Sunday, April 27, 2003. Have your proxy card in hand when you access the web site. You will be prompted to enter your 12-digit Control Number which is located below to obtain your records and create an electronic voting instruction form.

VOTE BY PHONE – (1-800-690-6903)
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on Sunday, April 27, 2003. Have your proxy card in hand when you call. You will be prompted to enter your 12-digit Control Number which is located below and then follow the simple instructions the Vote Voice provides you.

VOTE BY MAIL –
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return to Eli Lilly and Company, c/o IVS Associates, Inc., P.O. Box 17149, Wilmington, DE 19885.

THANK YOU FOR VOTING

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: LILLY1 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ELI LILLY AND COMPANY

The Board of Directors recommends a vote FOR the following items (1, 2 and 3):

	For All	Withhold All	For All Except	To withhold authority to vote, mark “For All Except” and write the nominee’s number on the line below.
(1) Election of Directors, each for a three-year term. (01) M. S. Feldstein (02) C. E. Golden (03) E. R. Marram (04) S. Taurel	☐	☐	☐	

	For	Against	Abstain
(2) Ratification of the appointment by the Board of Directors of Ernst & Young LLP as principal independent auditors for 2003.	☐	☐	☐
(3) Approval of the Lilly Directors’ Deferral Plan.	☐	☐	☐
The Board of Directors recommends a vote AGAINST the following items (4 and 5):			
(4) Proposal by shareholders that the Board establish a policy of expensing in the Company’s annual income statement the costs of all future stock options issued by the Company.	☐	☐	☐
(5) Proposal by shareholders that the Board adopt an executive compensation policy that all future stock option grants to senior executives shall be indexed to industry performance.	☐	☐	☐

Please sign exactly as your name appears
hereon. One joint owner may sign on
behalf of the others. When signing in a
representative capacity, please clearly
state your capacity.

_____   _____   _____   _____
Signature(s) {PLEASE SIGN WITHIN BOX}   Date   Signature(s)   Date



The undersigned hereby appoints Messrs. R. A. Armitage, C. E. Golden and S. Taurel, and each of them, as proxies, each with full power to act without the others and with full power of substitution, to vote as indicated on other side of this card all the shares of common stock of ELI LILLY AND COMPANY in this account held in the name of the undersigned at the close of business on February l8, 2003, at the Annual Meeting of Shareholders to be held on April 28, 2003, at 11:00 a.m. (Indianapolis time), and at any adjournment thereof, with all the powers the undersigned would have if personally present.

If this card is properly executed and returned, the shares represented thereby will be voted. If a choice is specified by the shareholder, the shares will be voted accordingly. **If not otherwise specified, the shares represented by this card will be voted FOR items 1, 2, and 3, and against items 4 and 5 and in the discretion of the proxy holders, upon such other matters as may properly come before the meeting. This proxy is solicited on behalf of the Board of Directors.**

This proxy is solicited on behalf of the Board of Directors.

PLEASE MARK YOUR VOTES AND SIGN ON THE REVERSE SIDE OF THIS CARD.

NATIONAL CITY BANK, INDIANA, TRUSTEE
C/O IVS, P.O. BOX 17149
WILMINGTON, DE 19885

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on Sunday, April 27, 2003. Have your proxy card in hand when you access the web site. You will be prompted to enter your 12-digit Control Number which is located below to obtain your records and create an electronic voting instruction form.

VOTE BY PHONE - (1-800-690-6903)
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on Sunday, April 27, 2003. Have your proxy card in hand when you call. You will be prompted to enter your 12-digit Control Number which is located below and then follow the simple instructions the Vote Voice provides you.

VOTE BY MAIL -
Mark, sign and date this card and return it in the postage-paid envelope we have provided or return to IVS Associates, Inc., P.O. Box 17149, Wilmington, DE 19885.
THANK YOU FOR VOTING

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: LILLY3 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS VOTING INSTRUCTION CARD IS VALID ONLY WHEN SIGNED AND DATED.

ELI LILLY AND COMPANY

The Board of Directors has recommended to shareholders a vote FOR the following items (1, 2, and 3):

	For All	Withhold All	For All Except	To withhold authority to vote, mark "For All Except" and write the nominee's number on the line below.
(1) Election of Directors, each for a three-year term. (01) M. S. Feldstein (02) C. E. Golden (03) E. R. Marram (04) S. Taurel	☐	☐	☐	______

	For	Against	Abstain
(2) Ratification of the appointment by the Board of Directors of Ernst & Young LLP as principal independent auditors for 2003.	☐	☐	☐
(3) Approval of the Lilly Directors' Deferral Plan	☐	☐	☐

The Board of Directors recommends a vote AGAINST the following items (4 and 5):

	For	Against	Abstain
(4) Proposal by shareholders that the Board establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.	☐	☐	☐
(5) Proposal by shareholders that the Board adopt an executive compensation policy that all future	☐	☐	☐

stock option grants to senior executives shall be indexed to industry performance.

In the Trustee's discretion, upon other matters as may properly come before the meeting.

Please sign exactly as your name appears hereon. When signing in a representative capacity, please carefully state your capacity.

_____ _____ _____ _____
Signature(s) {PLEASE SIGN WITHIN BOX}   Date   Signature(s)   Date

Lilly Employee Savings Plan
Confidential Voting Instructions
To National City Bank, Indiana, Trustee

By signing on the reverse side or by voting by phone or Internet, you direct the Trustee to vote (in person or in proxy), as indicated on the other side of this card, the number of shares of Eli Lilly and Company Common Stock credited to your account under The Lilly Employee Savings Plan or an affiliated plan, at the Annual Meeting of Shareholders to be held on April 28, 2003, at 11:00 a.m. (Indianapolis time), and at any adjournment thereof.

Also, unless you decline by checking the box below, you direct the Trustee to apply this voting instruction *pro rata* (along with all other participants who provide voting instructions and do not decline as provided below) to all shares of Common Stock held in the plans for which the Trustee receives no voting instructions (the "Undirected Shares"), except that shares formerly held in The Lilly Employee Stock Ownership Plan (PAYSOP) may only be voted upon the express instruction of the participants to whose accounts the shares are credited. For more information on the voting of the Undirected Shares, see the Proxy Statement.

Check here only if you decline to have your vote applied *pro rata* to the Undirected Shares. ☐

These confidential voting instructions will be seen only by authorized representatives of the Trustee.

PLEASE MARK YOUR VOTES AND SIGN ON THE REVERSE SIDE OF THIS CARD.